COLE CREDIT PROPERTY TRUST III, INC.
 SUPPLEMENT NO. 1 DATED MAY 13, 2011
 TO THE PROSPECTUS DATED MAY 2, 2011

This document supplements, and should be read in conjunction with, the prospectus of Cole Credit Property Trust III, Inc. dated May 2, 2011. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares of Cole Credit Property Trust III, Inc.;
(2)	recent real property investments;
(3)	placement of debt on certain real property investments;
(4)	potential real property investments;
(5)	compensation, fees and reimbursements payable to CR III Advisors and its affiliates as of March 31, 2011;
(6)	selected financial data and portfolio information as of March 31, 2011;
(7)	distributions and share redemptions as of March 31, 2011;
(8)	an update of our share redemption program discussion;
(9)
a “Management’s Discussion and Analysis of Financial Condition and Results of Operation” section substantially the same as that which was included in our Quarterly Report on Form 10-Q filed on March 11, 2011; and

(10)	updated financial information regarding Cole Credit Property Trust III, Inc.

Status of Our Public Offering

Our follow-on offering of shares of our common stock was declared effective by the Securities and Exchange Commission on September 22, 2010, although we did not begin selling shares pursuant to our follow-on offering until after we terminated our initial public offering on October 1, 2010. Of the 275,000,000 shares registered pursuant to our follow-on offering, we are offering up to 250,000,000 shares in our primary offering and up to 25,000,000 shares pursuant to our distribution reinvestment plan. As of May 12, 2011, we had accepted investors’ subscriptions for, and issued, 76,064,673 shares of our common stock in the follow-on offering, resulting in gross proceeds to us of approximately $756.8 million. As of May 12, 2011, we had 198,935,327 shares of our common stock remaining in our follow-on offering. Combined with our initial public offering, we had received a total of approximately $2.9 billion in gross offering proceeds as of May 12, 2011.

If all of the shares we are offering pursuant to the follow-on offering have not been sold by September 22, 2012, we may extend the offering as permitted under applicable law. In no event will we extend this offering beyond 180 days after the third anniversary of the effective date, and we may terminate this offering at any time. The follow-on offering must be registered in every state in which we offer or sell shares and generally, such registrations are for a period of one year. Therefore, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate the offering at any time prior to the stated termination date.

Recent Real Property Investment

    The following information supplements, and should be read in conjunction with, the section captioned “Prospectus Summary — Description of Real Estate Investments” beginning on page 9 of the prospectus:

Description of Real Estate Investments

   Wholly-owned properties

   As of May 12, 2011, our investment portfolio consisted of 510 wholly-owned properties located in 42 states, comprising approximately 21.0 million gross rentable square feet of commercial space, including the square feet of buildings that are on land subject to ground leases. Properties acquired between April 2, 2011 and May 12, 2011 are listed below.

Property Description	Type	Number of Tenants	Tenant	Rentable Square Feet (1)	Purchase Price
CVS – Edison, NJ	Drugstore	1	CVS 506 NJ, LLC	13,052	$3,246,944
Northpoint Shopping Center – Cape Coral, FL	Shopping Center	6	Various	115,840	10,000,000
Oxford Exchange – Oxford, AL	Shopping Center	32	Various	334,059	45,500,000
DaVita Dialysis – Grand Rapids, MI	Healthcare	1	Physicians Dialysis Acquisitions, Inc.	8,500	1,675,000
Walgreens – Wilmington, NC	Drugstore	1	Walgreen Co.	14,820	5,971,428
Walgreens – Roanoke, VA	Drugstore	1	Walgreen Co.	14,820	5,357,143
CVS – Charlotte, NC	Drugstore	1	North Carolina CVS Pharmacy, LLC	12,203	3,175,167
CVS – St. Augustine, FL	Drugstore	1	Holiday CVS, LLC	13,053	4,972,558
Walgreens – Chicago (Canfield), IL	Drugstore	1	Bond Drug Company of Illinois	19,332	4,654,000
Office Depot – Mobile, AL	Office Supply	1	Office Depot, Inc.	20,898	2,817,000
Office Depot – Houston, TX	Office Supply	1	Office Depot of Texas, LP	20,898	4,005,000
Office Depot – Corsicana, TX	Office Supply	1	Office Depot of Texas, LP	20,931	2,468,000
Ryan’s – Jasper, AL	Restaurant	1	Fire Mountain Restaurants, LLC	10,665	2,639,302
Ryan’s – Prattville, AL	Restaurant	1	Fire Mountain Restaurants, LLC	10,571	2,424,368
Fire Mountain Restaurant – Cullman, AL	Restaurant	1	Fire Mountain Restaurants, LLC	11,003	2,525,131
Ryan’s – Columbus, GA	Restaurant	1	Fire Mountain Restaurants, LLC	10,919	3,302,612
Ryan’s – Commerce, GA	Restaurant	1	Fire Mountain Restaurants, LLC	10,418	2,100,000
Ryan’s – Rome, GA	Restaurant	1	Fire Mountain Restaurants, LLC	9,745	2,150,000
Ryan’s – Paducah, KY	Restaurant	1	Fire Mountain Restaurants, LLC	10,167	2,178,693
Ryan’s – Owensboro, KY	Restaurant	1	Fire Mountain Restaurants, LLC	10,382	2,454,977
Fire Mountain Restaurant – Bossier City, LA	Restaurant	1	Fire Mountain Restaurants, LLC	11,101	3,131,775
Fire Mountain Restaurant – Horn Lake, MS	Restaurant	1	Fire Mountain Restaurants, LLC	10,948	2,690,578
Ryan’s – Pearl, MS	Restaurant	1	Fire Mountain Restaurants, LLC	10,867	2,425,857
Ryan’s – Asheville, NC	Restaurant	1	Fire Mountain Restaurants, LLC	10,624	2,984,239
Old Country Buffet – Coon Rapids, MN	Restaurant	1	Fire Mountain Restaurants, LLC	9,097	2,925,500
Ryan’s – Sevierville, TN	Restaurant	1	Fire Mountain Restaurants, LLC	10,982	1,520,000
Ryan’s – Texas City, TX	Restaurant	1	Fire Mountain Restaurants, LLC	11,042	2,841,966
Ryan’s – Beckley, WV	Restaurant	1	Fire Mountain Restaurants, LLC	10,790	2,964,794
BI-LO – Greenwood, SC	Grocery	1	BI-LO, LLC	41,417	3,935,000
BI-LO – Mt. Pleasant, SC	Grocery	1	BI-LO, LLC	64,368	9,208,940
FedEx – McComb, MS	Distribution	1	FedEx Ground Package System, Inc.	26,878	3,357,000
Walgreens – Medina, OH	Drugstore	1	Walgreen Co.	14,490	4,447,059
Walgreens – Chicago (79th St.), IL	Drugstore	1	Walgreen Co.	11,228	3,470,588
Walgreens – Decatur, GA	Drugstore	1	Walgreen Co.	14,440	4,158,259

Property Description	Type	Number of Tenants	Tenant	Rentable Square Feet (1)	Purchase Price
Walgreens – Independence, MO	Drugstore	1	Walgreen Co.	15,120	$4,202,941
Walgreens – Muscatine, IA	Drugstore	1	Walgreen Co.	15,120	3,235,294
Kohl’s – Rice Lake, WI (2)	Department Store	1	Kohl’s Value Services, Inc.	64,080	5,942,084
Walgreens – La Crosse, WI	Drugstore	1	Walgreen Co.	14,550	5,372,000
Advance Auto – Rock Hill, SC	Automotive Parts	1	Advanced Stores Company, Inc.	8,049	1,133,720
Advance Auto – Charlotte, NC	Automotive Parts	1	Advanced Stores Company, Inc.	6,874	1,297,675
				1,074,341	$184,862,592

(1)	Includes square feet of buildings that are on land subject to ground leases.

(2)	We purchased our joint venture partner’s interest in the entity that owns this property.

Joint venture properties

As of May 12, 2011, we, through three joint venture arrangements, had interests in seven properties comprising 909,000 gross rentable square feet of commercial space and an interest in a land parcel under development comprising 139,000 square feet of land (collectively, the “Joint Ventures”).  Properties acquired by the Joint Ventures between April 2, 2011 and May 12, 2011 are listed below.

Property Description	Type	Number of Tenants	Tenant	Rentable Square Feet		Purchase Price
LA Fitness (Land Parcel) – Marana, AZ	Fitness	1	LA Fitness International, LLC	—	(1)	$1,038,127

(1)
We have a controlling interest in the joint venture which owns land upon which a LA Fitness facility, of approximately 45,000 rentable square feet, will be developed.  Upon completion of the building, we will be obligated to purchase the property from the joint venture subject to meeting certain requirements as specified in the joint venture agreement. Based on budgeted construction costs, the purchase price will be approximately $7.7 million.

The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Investment Objectives and Policies — Real Property Investments” beginning on page 105 of the prospectus:

Real Property Investments

We engage in the acquisition and ownership of commercial properties throughout the United States.  We invest primarily in retail and other income-producing commercial properties located throughout the United States.

Wholly-owned properties

As of May 12, 2011, we, through separate wholly-owned limited liability companies and limited partnerships, owned a 100% fee simple interest in 510 properties located in 42 states, consisting of approximately 21.0 million gross rentable square feet of commercial space, including the square feet of buildings that are on land subject to ground leases. The properties generally were acquired through the use of proceeds from our initial public offering and our ongoing follow-on public offering of our common stock and mortgage notes payable.

The following table summarizes properties acquired between April 2, 2011 and May 12, 2011 in order of acquisition date:

Property Description	Date Acquired	Year Built	Purchase Price	Fees Paid to Sponsor (1)	Initial Yield (2)	Average Yield (3)	Physical Occupancy
CVS – Edison, NJ	April 13, 2011	N/A(4)	$3,246,944	$64,939	7.20%	7.20%	100%
Northpoint Shopping Center – Cape Coral, FL	April 13, 2011	2008	10,000,000	200,000	9.95%	11.41%	69%
Oxford Exchange – Oxford, AL	April 18, 2011	2006	45,500,000	910,000	8.13%	8.21%	97%
DaVita Dialysis – Grand Rapids, MI	April 19, 2011	1997	1,675,000	33,500	8.75%	9.24%	100%
Walgreens – Wilmington, NC	April 21, 2011	2010	5,971,428	119,429	7.00%	7.00%	100%
Walgreens – Roanoke, VA	April 26, 2011	2009	5,357,143	107,143	7.00%	7.00%	100%
CVS – Charlotte, NC	April 26, 2011	2008	3,175,167	63,503	7.20%	7.20%	100%
CVS – St. Augustine, FL	April 26, 2011	2008	4,972,558	99,451	7.39%	7.39%	100%
Walgreens – Chicago (Canfield), IL	April 28, 2011	2000	4,654,000	93,080	8.25%	8.25%	100%
Office Depot – Mobile, AL	April 29, 2011	2008	2,817,000	56,340	8.90%	8.90%	100%
Office Depot – Houston, TX	April 29, 2011	2009	4,005,000	80,100	8.75%	8.75%	100%
Office Depot – Corsicana, TX	April 29, 2011	2007	2,468,000	49,360	8.91%	8.91%	100%
Ryan’s – Jasper, AL	April 29, 2011	2000	2,639,302	52,786	10.00%	11.70%	100%
Ryan’s – Prattville, AL	April 29, 2011	1997	2,424,368	48,487	10.00%	11.70%	100%
Fire Mountain Restaurant – Cullman, AL	April 29, 2011	1996	2,525,131	50,503	10.00%	11.58%	100%
Ryan’s – Columbus, GA	April 29, 2011	2002	3,302,612	66,052	10.00%	11.64%	100%
Ryan’s – Commerce, GA	April 29, 2011	1996	2,100,000	42,000	10.00%	11.64%	100%
Ryan’s – Rome, GA	April 29, 2011	1983	2,150,000	43,000	10.00%	11.58%	100%
Ryan’s – Paducah, KY	April 29, 2011	1995	2,178,693	43,574	10.00%	11.77%	100%
Ryan’s – Owensboro, KY	April 29, 2011	1997	2,454,977	49,100	10.00%	11.70%	100%
Fire Mountain Restaurant – Bossier City, LA	April 29, 2011	2004	3,131,775	62,636	10.00%	11.77%	100%
Fire Mountain Restaurant – Horn Lake, MS	April 29, 2011	1995	2,690,578	53,812	10.00%	11.64%	100%
Ryan’s – Pearl, MS	April 29, 2011	2000	2,425,857	48,517	10.00%	11.58%	100%
Ryan’s – Asheville, NC	April 29, 2011	1996	2,984,239	59,685	10.00%	11.64%	100%
Old Country Buffet – Coon Rapids, MN	April 29, 2011	2003	2,925,500	58,510	10.00%	11.58%	100%
Ryan’s – Sevierville, TN	April 29, 2011	2003	1,520,000	30,400	10.00%	11.77%	100%
Ryan’s – Texas City, TX	April 29, 2011	2002	2,841,966	56,839	10.00%	11.64%	100%
Ryan’s – Beckley, WV	April 29, 2011	1995	2,964,794	59,296	10.00%	11.58%	100%
BI-LO – Greenwood, SC	May 3, 2011	1999	3,935,000	78,700	8.50%	8.50%	100%
BI-LO – Mt. Pleasant, SC	May 3, 2011	2003	9,208,940	184,179	10.00%	10.00%	100%
FedEx – McComb, MS	May 5, 2011	2008	3,357,000	67,140	8.25%	8.25%	100%
Walgreens – Medina, OH	May 5, 2011	2001	4,447,059	88,941	8.50%	8.50%	100%

Property Description	Date Acquired	Year Built	Purchase Price	Fees Paid to Sponsor (1)	Initial Yield (2)	Average Yield (3)	Physical Occupancy
Walgreens – Chicago (79th St.), IL	May 5, 2011	2003	$3,470,588	$69,412	8.50%	8.50%	100%
Walgreens – Decatur, GA	May 5, 2011	2001	4,158,259	83,165	8.54%	8.54%	100%
Walgreens – Independence, MO	May 5, 2011	2001	4,202,941	84,059	8.50%	8.50%	100%
Walgreens – Muscatine, IA	May 5, 2011	2001	3,235,294	64,706	8.50%	8.50%	100%
Kohl’s – Rice Lake, WI (5)	May 5, 2011	2011	5,942,084	118,842	8.75%	8.75%	100%
Walgreens – La Crosse, WI	May 6, 2011	2009	5,372,000	107,440	7.15%	7.15%	100%
Advance Auto – Rock Hill, SC	May 12, 2011	1995	1,133,720	22,674	8.60%	8.60%	100%
Advance Auto – Charlotte, NC	May 12, 2011	2001	1,297,675	25,954	8.60%	8.60%	100%
			$184,862,592	$3,697,254

(1)
Fees paid to sponsor are payments made to an affiliate of our advisor for acquisition fees in connection with the property acquisition and payments to our advisor for financing coordination fees for services performed in connection with the origination or assumption of debt financing obtained to acquire the respective property, where applicable. For more detailed information on fees paid to our advisor or its affiliates, see the section captioned “Management Compensation” beginning on page 75 of the prospectus.

(2)
Initial yield is calculated as the current annualized rental income for the in-place leases at the respective property divided by the property purchase price adjusted for certain seller credits, exclusive of acquisition costs and fees paid to our advisor or its affiliates. The properties are subject to long-term triple net or double net leases, and the future costs associated with the double net leases are unpredictable. The majority of our properties are subject to triple net leases.  Accordingly, our management believes that current annualized rental income is a more appropriate figure from which to calculate initial yield than net operating income.

(3)
Average yield is calculated as the average annual rental income, adjusted for any rent incentives, for the in-place leases over the non-cancellable lease term at the respective property divided by the property purchase price adjusted for certain seller credits, exclusive of acquisition costs and fees paid to our advisor or its affiliates.  The properties are subject to long-term triple net or double net leases, and the future costs associated with the double net leases are unpredictable.  The majority of our properties are subject to triple net leases.  Accordingly our management believes that average annual rental income is a more appropriate figure from which to calculate average yield than net operating income.

(4)	Subject to a ground lease and therefore year built is not applicable.

(5)	We purchased our joint venture partner’s interest in the entity that owns this property.

Joint venture properties

Our interests in the Joint Ventures were acquired through the use of proceeds from our initial public offering and our ongoing follow-on public offering of our common stock and mortgage notes payable.

The following table summarizes properties acquired by the Joint Ventures between April 2, 2011 and May 12, 2011 in order of acquisition date:

Property Description	Date Acquired	Year Built	Purchase Price	Fees Paid to Sponsor (1)	Initial Yield (2)		Average Yield (3)		Physical Occupancy
LA Fitness (Land Parcel) – Marana, AZ	April 19, 2011	N/A(4)	$1,038,127	$—	9.50%	(4)	9.50%	(4)	100%

(1)
Fees paid to sponsor are payments made to an affiliate of our advisor for acquisition fees in connection with the property acquisition and payments to our advisor for financing coordination fees for services performed in connection with the origination or assumption of debt financing obtained to acquire the respective property, where applicable. For more detailed information on fees paid to our advisor or its affiliates, see the section captioned “Management Compensation” beginning on page 75 of the prospectus.

(2)
Initial yield is calculated as the current annualized rental income for the in-place leases at the respective property divided by the property purchase price adjusted for certain seller credits, exclusive of acquisition costs and fees paid to our advisor or its affiliates. The properties are subject to long-term triple net or double net leases, and the future costs associated with the double net leases are unpredictable. The majority of our properties are subject to triple net leases.  Accordingly, our management believes that current annualized rental income is a more appropriate figure from which to calculate initial yield than net operating income.

(3)
Average yield is calculated as the average annual rental income, adjusted for any rent incentives, for the in-place leases over the non-cancellable lease term at the respective property divided by the property purchase price adjusted for certain seller credits, exclusive of acquisition costs and fees paid to our advisor or its affiliates.  The properties are subject to long-term triple net or double net leases, and the future costs associated with the double net leases are unpredictable.  The majority of our properties are subject to triple net leases.  Accordingly our management believes that average annual rental income is a more appropriate figure from which to calculate average yield than net operating income.

(4)
We have a controlling interest in the LA Fitness Joint Venture which owns the land upon which a LA Fitness facility, of approximately 45,000 rentable square feet, will be developed.  Upon completion of the building, we will be obligated to purchase the property from the LA Fitness Joint Venture subject to meeting certain requirements as specified in the LA Fitness Joint Venture agreement.  Based on budgeted construction costs, the purchase price will be approximately $7.7 million.

Wholly-owned properties

The following table sets forth the principal provisions of the lease term for the major tenants at the wholly-owned properties listed above:

Property	Major Tenants (1)	Total Square Feet Leased		% of Total Rentable Square Feet	Renewal Options (2)	Current Annual Base Rent		Base Rent per Square Foot	Lease Term (3)
CVS – Edison, NJ	CVS 506 NJ, LLC	—	(4)	100%	5/5 yr.	$233,780		$2.81	4/13/2011	1/31/2034
Northpoint Shopping Center – Cape Coral, FL	Bed Bath & Beyond, Inc.	27,978		24%	4/5 yr.	139,890		5.00	4/13/2011	1/31/2020
	AC Moore, Inc.	21,107		18%	4/5 yr.	223,734		10.60	4/13/2011	3/31/2012
						316,605		15.00	4/1/2012	6/30/2013
						337,712		16.00	7/1/2013	6/30/2018
	Petsmart, Inc.	20,301		18%	3/5 yr.	322,786		15.90	4/13/2011	5/31/2013
						332,936		16.40	6/1/2013	5/31/2018
Oxford Exchange –	Hobby Lobby Stores,	54,990		17%	3/5 yr.	398,798		7.25	4/18/2011	8/31/2011
Oxford, AL	Inc.					426,173		7.75	9/1/2011	8/31/2016
						453,668		8.25	9/1/2016	8/31/2021
	Dick’s Sporting Goods,	45,000		11%	4/5 yr.	427,500		9.50	4/18/2011	1/31/2013
	Inc.					450,000		10.00	2/1/2013	1/31/2018
DaVita Dialysis – Grand	Physicians Dialysis	8,500		100%	1/5 yr.	146,510		17.24	4/19/2011	1/31/2015
Rapids, MI	Acquisitions, Inc.					161,161		18.96	2/1/2015	1/31/2020
Walgreens – Wilmington, NC	Walgreen Co.	14,820		100%	10/5 yr.	418,000		28.21	4/21/2011	8/31/2035
Walgreens – Roanoke, VA	Walgreen Co.	14,820		100%	10/5 yr.	375,000		25.30	4/26/2011	8/31/2034
CVS – Charlotte, NC	North Carolina CVS Pharmacy, LLC	12,203		100%	10/5 yr.	228,512		18.73	4/26/2011	1/31/2034
CVS – St. Augustine, FL	Holiday CVS, LLC	13,053		100%	10/5 yr.	367,472		28.15	4/26/2011	1/31/2034
Walgreens – Chicago (Canfield), IL	Bond Drug Company of Illinois	19,332		100%	8/5 yr.	384,000		19.86	4/28/2011	8/31/2020
Office Depot – Mobile, AL	Office Depot, Inc.	20,898		100%	5/5 yr.	250,776		12.00	4/29/2011	1/31/2021
Office Depot – Houston, TX	Office Depot of Texas, LP	20,898		100%	5/5 yr.	350,459		16.77	4/29/2011	9/30/2024
Office Depot – Corsicana, TX	Office Depot of Texas, LP	20,931		100%	4/5 yr.	219,776		10.50	4/29/2011	9/30/2019
Ryan’s – Jasper, AL	Fire Mountain Restaurants, LLC	10,665		100%	4/5 yr.	263,930	(5)	24.75	4/29/2011	11/1/2026
Ryan’s – Prattville, AL	Fire Mountain Restaurants, LLC	10,571		100%	4/5 yr.	242,437	(5)	22.93	4/29/2011	11/1/2026
Fire Mountain Restaurant – Cullman, AL	Fire Mountain Restaurants, LLC	11,003		100%	4/5 yr.	252,513	(5)	22.95	4/29/2011	11/1/2025
Ryan’s – Columbus, GA	Fire Mountain Restaurants, LLC	10,919		100%	4/5 yr.	330,261	(5)	30.25	4/29/2011	5/1/2026
Ryan’s – Commerce, GA	Fire Mountain Restaurants, LLC	10,418		100%	4/5 yr.	210,000	(5)	20.16	4/29/2011	5/1/2026
Ryan’s – Rome, GA	Fire Mountain Restaurants, LLC	9,745		100%	4/5 yr.	215,000	(5)	22.06	4/29/2011	11/1/2025
Ryan’s – Paducah, KY	Fire Mountain Restaurants, LLC	10,167		100%	4/5 yr.	217,869	(5)	21.43	4/29/2011	5/1/2027
Ryan’s – Owensboro, KY	Fire Mountain Restaurants, LLC	10,382		100%	4/5 yr.	245,498	(5)	23.65	4/29/2011	11/1/2026

Property	Major Tenants (1)	Total Square Feet Leased	% of Total Rentable Square Feet	Renewal Options (2)	Current Annual Base Rent		Base Rent per Square Foot	Lease Term (3)
Fire Mountain Restaurant – Bossier City, LA	Fire Mountain Restaurants, LLC	11,101	100%	4/5 yr.	$313,178	(5)	$28.21	4/29/2011	5/1/2027
Fire Mountain Restaurant – Horn Lake, MS	Fire Mountain Restaurants, LLC	10,948	100%	4/5 yr.	269,058	(5)	24.58	4/29/2011	5/1/2026
Ryan’s – Pearl, MS	Fire Mountain Restaurants, LLC	10,867	100%	4/5 yr.	242,586	(5)	22.32	4/29/2011	11/1/2025
Ryan’s – Asheville, NC	Fire Mountain Restaurants, LLC	10,624	100%	4/5 yr.	298,424	(5)	28.09	4/29/2011	5/1/2026
Old Country Buffet – Coon Rapids, MN	Fire Mountain Restaurants, LLC	9,097	100%	4/5 yr.	292,550	(5)	32.16	4/29/2011	11/1/2025
Ryan’s – Sevierville, TN	Fire Mountain Restaurants, LLC	10,982	100%	4/5 yr.	152,000	(5)	13.84	4/29/2011	5/1/2027
Ryan’s – Texas City, TX	Fire Mountain Restaurants, LLC	11,042	100%	4/5 yr.	284,197	(5)	25.74	4/29/2011	5/1/2026
Ryan’s – Beckley, WV	Fire Mountain Restaurants, LLC	10,790	100%	4/5 yr.	296,479	(5)	27.48	4/29/2011	11/1/2025
BI-LO – Greenwood, SC	BI-LO, LLC	41,417	100%	6/5 yr.	334,437		8.07	5/3/2011	2/28/2019
BI-LO – Mt. Pleasant, SC	BI-LO, LLC	64,368	100%	6/5 yr.	920,894		14.31	5/3/2011	5/31/2023
FedEx – McComb, MS	FedEx Ground Package System, Inc.	26,878	100%	2/5 yr.	276,954		10.30	5/5/2011	7/31/2018
Walgreens – Medina, OH	Walgreen Co.	14,490	100%	8/5 yr.	378,000		26.09	5/5/2011	12/31/2021
Walgreens – Chicago (79th St.), IL	Walgreen Co.	11,228	100%	8/5 yr.	295,000		26.27	5/5/2011	1/31/2023
Walgreens – Decatur, GA	Walgreen Co.	14,440	100%	8/5 yr.	355,104		24.59	5/5/2011	10/31/2021
Walgreens – Independence, MO	Walgreen Co.	15,120	100%	8/5 yr.	357,250		23.63	5/5/2011	8/31/2021
Walgreens – Muscatine, IA	Walgreen Co.	15,120	100%	8/5 yr.	275,000		18.19	5/5/2011	11/30/2021
Kohl’s – Rice Lake, WI (6)	Kohl’s Value Services, Inc.	64,080	100%	8/5 yr.	519,932		8.11	5/5/2011	1/31/2032
Walgreens – La Crosse, WI	Walgreen Co.	14,550	100%	10/5 yr.	384,068		26.40	5/6/2011	1/31/2035
Advance Auto – Rock Hill, SC	Advanced Stores Company, Inc.	8,049	100%	4/5 yr.	97,500		12.11	5/12/2011	12/31/2020
Advance Auto – Charlotte, NC	Advanced Stores Company, Inc.	6,874	100%	4/5 yr.	111,600		16.24	5/12/2011	12/31/2020

(1)	Major tenants include those tenants that occupy greater than 10% of the rentable square feet of their respective property.

(2)	Represents number of renewal options and the term of each option.

(3)	Represents lease term beginning with the later of the purchase date or the rent commencement date through the end of the non-cancellable lease term.

(4)	Subject to a ground lease.

(5)
The annual base rent under the lease increases every year by the lesser of two times the cumulative percentage increase in the Consumer Price Index over the preceding year or 2% of the then-current annual base rent.

(6)	We purchased our joint venture partner’s interest in the entity that owns this property.

Joint venture properties

The following table sets forth the principal provisions of the lease term for the major tenants at the joint venture properties listed above:

Property	Major Tenants (1)	Total Square Feet Leased		% of Total Rentable Square Feet	Renewal Options (2)	Current Annual Base Rent		Base Rent per Square Foot	Lease Term (3)
LA Fitness (Land Parcel) – Marana, AZ	LA Fitness International, LLC	45,000	(4)	100%	3/5 yr.	$733,500	(5)	$16.30	5/1/2012	4/30/2017

(1)	Major tenants include those tenants that occupy greater than 10% of the rentable square feet of their respective property.

(2)	Represents number of renewal options and the term of each option.

(3)	Represents lease term beginning with the later of the purchase date or the rent commencement date through the end of the non-cancellable lease term.

(4)
We have a controlling interest in a joint venture which owns the land upon which a LA Fitness facility, of approximately 45,000 rentable square feet, will be developed.  Upon completion of the building, we will be obligated to purchase the property from the joint venture subject to meeting certain requirements as specified in the joint venture agreement.

(5)
The annual base rent under the lease increases every five years by the lesser of the cumulative percentage increase in the Consumer Price Index over the preceding five-year period or 10% of the then-current annual base rent.

Placement of Debt on Certain Real Property Investments

The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Investment Objectives and Policies — Placement of Debt on Certain Real Property Investments” beginning on page 133 of the prospectus:

Wholly-owned properties

We obtained the following fixed and variable rate mortgage notes secured by certain previously acquired wholly-owned properties:

Property	Lender	Loan Amount	Interest Rate	Loan Date	Maturity Date
Various (1)	Goldman Sachs Commercial Mortgage Capital, LP	$46,670,000	5.92%	4/7/2011	5/1/2021
Various (2)	Wells Fargo Bank, N.A.	60,450,000	5.54%	4/12/2011	5/1/2021
Various (3)	Morgan Stanley Mortgage Capital Holdings, LLC	19,512,995	5.67%	4/15/2011	5/1/2021
Various (4)	JP Morgan Chase Bank, N.A.	46,910,000	5.53%	4/19/2011	5/1/2021
Apollo – Phoenix, AZ	JP Morgan Chase Bank, N.A.	79,000,000	LIBOR + 3.00%	4/29/2011	4/29/2016
		$252,542,995

(1)	The loan is secured by 15 single-tenant and two multi-tenant commercial properties that we own through our subsidiaries with an aggregate purchase price of approximately $84.8 million.

(2)	The loan is secured by 15 single-tenant and one multi-tenant commercial properties that we own through our subsidiaries with an aggregate purchase price of approximately $101.4 million.

(3)	The loan is secured by six single-tenant commercial properties that we own through our subsidiaries with an aggregate purchase price of approximately $35.5 million.

(4)	The loan is secured by 16 single-tenant and two multi-tenant commercial properties that we own through our subsidiaries with an aggregate purchase price of approximately $84.5 million.

The mortgage notes are generally non-recourse to us and CCPT III OP, but both we and CCPT III OP are liable for customary non-recourse carveouts. The mortgage notes may generally be prepaid subject to meeting certain requirements and payment of a prepayment premium as specified in the respective loan agreement. In the event a mortgage note is not paid off on the maturity date, the mortgage loans include default provisions. Upon the occurrence of an event of default, interest on the mortgage notes will accrue at an annual default interest rate equal to the lesser of (a) the maximum rate permitted by applicable law, or (b) the then-current interest rate plus 3.00% to 5.00%. Certain mortgage notes contain customary affirmative, negative and financial covenants, including requirements for minimum net worth and debt service coverage ratios, in addition to limits on leverage ratios and variable rate debt.

In connection with the mortgage notes above, we paid our advisor aggregate financing coordination fees equal to $2.5 million.

Joint venture properties

We, through the joint venture that will develop the LA Fitness property located in Marana, Arizona, entered into a construction loan facility with an aggregate commitment, if fully funded, of $5.2 million. The construction loan facility has a variable interest rate of LIBOR plus 300 basis points, not to be less than 4.50%, and matures in October 2012. The construction loan facility is non-recourse to us. As of May 12, 2011, no amount had been drawn on the construction loan facility.

In addition, the joint venture that developed the Kohl’s property located in Rice Lake, Wisconsin fully repaid the $4.4 million outstanding under its construction loan facility.

Tenant Lease Expirations

Wholly-owned properties

The following table sets forth lease expirations of our wholly-owned properties, as of May 12, 2011, for each of the next ten years assuming no renewal options are exercised.  For purposes of the table, the Total Annual Base Rent column represents annualized base rent, based on rent in effect on January 1 of the respective year, for each lease that expires during the respective year.

Year Ending December31,	Number of Leases Expiring	Approx. Square Feet Expiring	Total Annual Base Rent	% of Total Annual Base Rent
2011	16	31,059	$666,913	0.22%
2012	47	227,377	3,493,454	1.18%
2013	35	246,228	2,261,392	0.76%
2014	23	81,384	1,583,154	0.53%
2015	21	63,048	1,166,332	0.39%
2016	35	634,090	7,752,025	2.62%
2017	28	322,940	4,245,793	1.43%
2018	42	1,024,027	11,892,574	4.01%
2019	38	857,031	12,966,219	4.37%
2020	22	373,767	4,519,847	1.52%
2021	22	693,740	10,262,507	3.46%
	329	4,554,691	$60,810,210	20.49%

Joint venture properties

The following table sets forth lease expirations of the joint venture properties, as of May 12, 2011, for each of the next ten years assuming no renewal options are exercised. For purposes of the table, the “Total Annual Base Rent” column represents annualized base rent, based on rent in effect on January 1 of the respective year, for each lease that expires during the respective year.

Year Ending December31,	Number of Leases Expiring	Approx. Square Feet Expiring	Total Annual Base Rent	% of Total Annual Base Rent
2011	4	11,200	$122,909	1.44%
2012	7	54,075	505,630	5.93%
2013	5	8,460	106,423	1.25%
2014	4	25,400	269,887	3.16%
2015	8	238,599	1,960,577	22.98%
2016	2	7,745	94,315	1.11%
2017	4	238,000	2,348,833	27.53%
2018	—	—	—	—%
2019	—	—	—	—%
2020	2	213,963	2,505,150	29.37%
2021	1	51,000	545,745	6.40%
	37	848,442	$8,459,469	99.17%

Depreciable Tax Basis

Wholly-owned and joint venture properties

For federal income tax purposes, the aggregate depreciable basis in the wholly-owned properties noted above is approximately $146.2 million. As the joint venture property is a land parcel, it does not have a depreciable basis. When we calculate depreciation expense for federal income tax purposes, we depreciate buildings and improvements over a 40-year recovery period, land improvements over a 20-year recovery period and furnishings and equipment over a 12-year recovery period using a straight-line method and a mid-month convention. The preliminary depreciable basis in the properties noted above is estimated, as of May 12, 2011, as follows:

Wholly-owned Property	Depreciable Tax Basis
CVS – Edison, NJ	$—	(1)
Northpoint Shopping Center – Cape Coral, FL	8,036,064
Oxford Exchange – Oxford, AL	36,006,879
DaVita Dialysis – Grand Rapids, MI	1,357,864
Walgreens – Wilmington, NC	4,803,853
Walgreens – Roanoke, VA	4,308,393
CVS – Charlotte, NC	2,548,364
CVS – St. Augustine, FL	3,986,050
Walgreens – Chicago (Canfield), IL	3,735,522
Office Depot – Mobile, AL	2,268,553
Office Depot – Houston, TX	3,220,643
Office Depot – Corsicana, TX	1,986,860
Ryan’s – Jasper, AL	2,123,735
Ryan’s – Prattville, AL	1,951,179
Fire Mountain Restaurant – Cullman, AL	2,031,754
Ryan’s – Columbus, GA	3,314,386
Ryan’s – Commerce, GA	1,688,004
Ryan’s – Rome, GA	1,728,060
Ryan’s – Paducah, KY	1,755,314
Ryan’s – Owensboro, KY	1,978,559
Fire Mountain Restaurant – Bossier City, LA	2,520,521
Fire Mountain Restaurant – Horn Lake, MS	2,164,529
Ryan’s – Pearl, MS	1,953,254
Ryan’s – Asheville, NC	2,395,420
Old Country Buffet – Coon Rapids, MN	2,350,489
Ryan’s – Sevierville, TN	1,224,551
Ryan’s – Texas City, TX	2,293,062
Ryan’s – Beckley, WV	2,383,984
BI-LO – Greenwood, SC	3,164,788
BI-LO – Mt. Pleasant, SC	7,389,408
FedEx – McComb, MS	2,702,352
Walgreens – Medina, OH	3,574,620
Walgreens – Chicago (79th St.), IL	2,811,131
Walgreens – Decatur, GA	3,342,060
Walgreens – Independence, MO	3,376,772
Walgreens – Muscatine, IA	2,602,556
Kohl’s – Rice Lake, WI	4,861,488
Walgreens – La Crosse, WI	4,317,344
Advance Auto – Rock Hill, SC	892,154
Advance Auto – Charlotte, NC	1,043,556
	$146,194,075

(1)	Depreciable basis excludes any ground leases.

Joint Venture Property	Depreciable Tax Basis
LA Fitness (Land Parcel) – Marana, AZ	$—	(1)

(1)	Land parcel, which is not depreciated.

Cole Realty Advisors, an affiliate of our advisor, has the sole and exclusive right to manage, operate, lease and supervise the overall maintenance of the properties listed above.  In accordance with the property management agreement, we may pay Cole Realty Advisors (i) up to 2% of gross revenues from our single tenant properties and (ii) up to 4% of gross revenues from our multi-tenant properties.  We currently have no plan for any renovations, improvements or development of the properties listed above and we believe the properties are adequately insured.  We intend to obtain adequate insurance coverage for all future properties that we acquire.

Potential Real Property Investments

Our advisor has identified certain properties as potential suitable investments for us.  The acquisition of each such property is subject to a number of conditions.  A significant condition to acquiring any one of these potential acquisitions is our ability to raise sufficient proceeds in this offering to pay all or a portion of the purchase price.  An additional condition to acquiring these properties may be securing debt financing to pay the balance of the purchase price.  Such financing may not be available on acceptable terms or at all.

Our evaluation of a property as a potential acquisition, including the appropriate purchase price, may include our consideration of a property condition report; unit-level store performance; property location, visibility and access; age of the property, physical condition and curb appeal; neighboring property uses; local market conditions, including vacancy rates; area demographics, including trade area population and average household income; neighborhood growth patterns and economic conditions; and the presence of demand generators.

 We decide whether to acquire each property generally based upon:

•	satisfaction of the conditions to the acquisition contained in the contract;

•	no material adverse change occurring relating to the property, the tenant or in the local economic conditions;

•	our receipt of sufficient net proceeds from the offering of our common stock to the public and financing proceeds to make the acquisition; and

•	our receipt of satisfactory due diligence information including the appraisal, environmental reports and tenant and lease information.

Other properties may be identified in the future that we may acquire prior to or instead of these properties.  Due to the considerable conditions that must be satisfied in order to acquire these properties, we cannot make any assurances that the closing of these acquisitions is probable.  The properties currently identified are listed below.  The respective seller of each property is an unaffiliated third party.

Property	Expected Acquisition Date	Approximate Purchase Price		Approximate Compensation to Sponsor (1)
Camp Creek Marketplace – Atlanta, GA	May 2011	$76,350,000		$1,527,000
Advance Auto – Milwaukee, WI	May 2011	1,806,200		36,124
Glen’s Market – Manistee, MI	May 2011	5,760,640		115,213
Riverside Center – St. Augustine, FL	May 2011	5,000,000		100,000
South Elgin Crossing – South Elgin, IL (2)	May 2011	34,000,000	(3)	340,000	(4)
Hobby Lobby – Avon, IN	May 2011	5,750,000		115,000
St. Luke’s – Creve Coeur, MO	May 2011	5,450,000		109,000
LA Fitness – Broadview, IL	May 2011	10,035,000		200,700
		$144,151,840		$2,543,037

(1)
Approximate fees paid to sponsor represent amounts payable to an affiliate of our advisor for acquisition fees in connection with the property acquisition and payments to our advisor for financing coordination fees for services performed in connection with the origination or assumption of debt financing obtained to acquire the respective property, where applicable.

(2)	We would have a 50% indirect interest in the property acquired by a joint venture.

(3)	Represents joint venture’s purchase price.

(4)	Represents potential fees to be paid to our sponsor based on our 50% indirect interest in the property.

The potential property acquisitions are subject to net leases, pursuant to which each tenant is required to pay substantially all operating expenses and capital expenditures in addition to base rent.

Property	Number of Tenants	Tenant	Rentable Square Feet (1)	Physical Occupancy
Camp Creek Marketplace – Atlanta, GA	42	Various	424,640	93%
Advance Auto – Milwaukee, WI	1	Advanced Stores Company, Inc.	6,790	100%
Glen’s Market – Manistee, MI	1	Prevo’s Family Markets, Inc.	38,392	100%
Riverside Center – St. Augustine, FL	2	Various	62,000	100%
South Elgin Crossing – South Elgin, IL (2)	16	Various	235,115	99%
Hobby Lobby – Avon, IN	1	HOB-LOB, LP	56,100	100%
St. Luke’s – Creve Coeur, MO	1	St. Luke’s Episcopal-Presbyterian Hospitals	14,806	100%
LA Fitness – Broadview, IL	1	LA Fitness International, Inc.	50,040	100%
			887,883

(1)	Includes square feet of buildings that are on land subject to ground leases.

(2)	We would have a 50% indirect interest in the property acquired by a joint venture.

The table below provides leasing information for the major tenants at each property:

Property	Major Tenants (1)	Renewal Options (2)	Current Annual Base Rent		Base Rent per Square Foot		Lease Term (3)
Camp Creek Marketplace – Atlanta, GA	BJ’s Wholesale Club, Inc.	4/5 yr.	$1,182,809		$10.25		4/27/2003	4/27/2023
Advance Auto – Milwaukee, WI	Advanced Stores Company, Inc.	3/5 yr.	149,011		21.95		8/14/2008	8/31/2023
Glen’s Market – Manistee, MI	Prevo’s Family Markets, Inc.	5/5 yr.	495,415		12.90		7/12/2009	7/31/2029
Riverside Center – St. Augustine, FL	HOB-LOB, LTD	1/3 yr. 2/5 yr.	418,950		7.35		10/19/2007	10/31/2019
South Elgin Crossing – South Elgin,	Home Depot USA, Inc.	4/5 yr.	360,000	(5)	0.75	(6)	1/22/2007	1/31/2048
IL (4)	Best Buy Stores, LP	4/5 yr.	434,981		14.25		11/22/2006	1/31/2012
			450,244		14.75		2/1/2012	1/31/2017
Hobby Lobby – Avon, IN	HOB-LOB, LP	3/5 yr.	454,410	(7)	8.10		11/19/2007	11/30/2022
St. Luke’s – Creve Coeur, MO	St. Luke’s Episcopal-Presbyterian Hospitals	3/5 yr.	420,000	(8)	28.37		11/1/2010	10/31/2025
LA Fitness – Broadview, IL	LA Fitness International, Inc.	4/5 yr.	913,230	(9)	18.25		3/23/2010	3/7/2026

(1)	Major tenants include those tenants that occupy greater than 10% of the rentable square feet of the property.

(2)	Represents number of renewal options and the term of each option.

(3)	Represents lease term beginning with the current rent period through the end of the non-cancellable lease term.

(4)	We would have a 50% indirect interest in the property acquired by a joint venture.

(5)	The annual base rent under the lease increases every ten years by approximately 10% of the then-current annual base rent.

(6)	The base rent per square foot is based on the square footage of the land parcel as the property is subject to a ground lease.

(7)	The annual base rent under the lease increases every five years by $28,050.

(8)	The annual base rent under the lease increases every five years by 2% of the then-current annual base rent.

(9)
The annual base rent under the lease increases every five years by the lesser of the cumulative percentage increase in the Consumer Price Index over the preceding five-year period or 10% of the then-current annual base rent.

We expect to purchase the properties with proceeds from our initial public offering and our ongoing follow-on offering of our common stock and available debt proceeds.  We may use the properties as collateral in future financings.

Compensation, Fees and Reimbursements Payable to CR III Advisors and its Affiliates

The following data supplements, and should be read in conjunction with, the section of our prospectus captioned “Management Compensation” beginning on page 75 of the prospectus.

  The following table summarizes the cumulative compensation, fees and reimbursements incurred by CR III Advisors and its affiliates related to the offering stage during the respective periods reflected below (in thousands).

	As of	As of	As of	As of
	March 31, 2011	December 31, 2010	September 30, 2010	June 30, 2010
Offering Stage:

Selling commissions	$184,913	$165,514	$144,256	$119,024
Selling commissions reallowed by Cole Capital	$184,913	$165,514	$144,256	$119,024
Dealer manager fee	$53,724	$48,084	$41,901	$34,588
Dealer manager fee reallowed by Cole Capital	$26,458	$23,583	$20,321	$16,649
Other organization and offering expenses	$31,627	$27,382	$23,014	$20,285

The following table summarizes any compensation, fees and reimbursements incurred by CR III Advisors and its affiliates related to the acquisitions, operations and liquidation/listing stages during the respective periods (in thousands).

	For the Three Months Ended	For the Three Months Ended
	March 31, 2011	March 31, 2010
Acquisitions and Operations Stage:

Acquisition and advisory fees and expenses	$7,042	$5,476
Asset management fees and expenses	$4,028	$1,089
Property management and leasing fees and expenses	$1,949	$555
Operating expenses	$563	$536
Financing coordination fees	$1,481	$343

During the three months ended March 31, 2011 and 2010, no commissions or fees were incurred for services provided by CR III Advisors and its affiliates related to the liquidation/listing stage.

As of March 31, 2011 and December 31, 2010, approximately $1.7 million and $804,000, respectively, had been incurred primarily for other organization and offering, operating and acquisition expenses by CR III Advisors and its affiliates, but had not yet been reimbursed by us and were included in due to affiliates on the consolidated financial statements. As of March 31, 2011, CR III Advisors had paid organization and offering costs of $3.0 million in connection with our ongoing follow-on public offering. These costs were not a liability to us as they exceeded 1.5% of gross proceeds from our ongoing follow-on public offering.

Selected Financial Data

     The following data supplements and should be read in conjunction with the section of our prospectus captioned “Selected Financial Data” beginning on page 147 of the prospectus:

The selected March 31, 2011 and December 31, 2010 (derived from our audited financial statements) financial data presented below has been derived from our condensed consolidated unaudited interim financial statements as of and for the three months ended March 31, 2011and 2010 (in thousands, except share and per share data).

Balance Sheet Data:	As of March 31, 2011	As of December 31, 2010
Total investment in real estate assets, net	$3,298,320	$2,987,707
Investment in mortgage notes receivable, net	$64,178	$63,933
Cash and cash equivalents	$108,301	$109,942
Restricted cash	$11,515	$12,123
Investment in unconsolidated joint venture	$15,029	$14,966
Total assets	$3,564,851	$3,243,658
Notes payable and credit facilities	$1,140,226	$1,061,207
Due to affiliates	$1,655	$804
Acquired below market lease intangibles, net	$68,090	$66,815
Redeemable common stock	$81,667	$65,898
Stockholders’ equity	$2,224,431	$1,996,781

	For the Three Months Ended	For the Three Months Ended
Operating Data:	March 31, 2011	March 31, 2010
Total revenue	$71,741	$18,207
General and administrative expenses	$1,979	$1,513
Property operating expenses	$5,213	$1,134
Property and asset management expenses	$6,205	$1,678
Acquisition related expenses	$8,593	$6,845
Depreciation and amortization	$20,396	$4,845
Operating income	$29,355	$2,189
Equity in loss of unconsolidated joint venture	$307	$—
Interest and other income	$77	$340
Interest expense	$15,191	$2,689
Net income (loss) attributable to the Company	$14,260	$(160)
Modified funds from operations (1)	$43,587	$11,533
Per share data:
Net income (loss) attributable to the Company – basic and diluted	$0.05	$(0.00)
Weighted average dividends declared	$0.16	$0.17
Weighted average shares outstanding – basic and diluted	262,269,104	174,764,966

	For the Three Months Ended	For the Three Months Ended
Cash Flow Data:	March 31, 2011	March 31, 2010
Net cash provided by operating activities	$27,236	$6,354
Net cash used in investing activities	$331,689	$260,580
Net cash provided by financing activities	$302,812	$324,601

(1)
See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Modified Funds from Operations” contained in our Quarterly Report on Form 10-Q for the three months ended March 31, 2011, and included elsewhere in this prospectus, for information regarding why we present modified funds from operations and for a reconciliation of this non-GAAP financial measure to net loss.

Portfolio Information

The following data supplements, and should be read in conjunction with the section of the prospectus captioned “Selected Financial Data — Real Estate Portfolio” beginning on page 148 of the prospectus.

Real Estate Portfolio

As of March 31, 2011, we wholly-owned 470 properties, comprising approximately 19.9 million rentable square feet of single and multi-tenant retail and commercial space located in 41 states. As of March 31, 2011, the rentable space at these properties was approximately 99.4% leased, with an average remaining lease term of approximately 15.3 years.

As of March 31, 2011, our five highest tenant concentrations, based on annualized gross rental revenue, were as follows:

Tenant	Total Number of Leases	Rentable Square Feet (1)	2011 Gross Annualized Rental Revenue (in thousands)	Percentage of 2011 Gross Annualized Rental Revenue
Albertson’s – grocery	33	1,923,485	$23,009	8%
Microsoft Corporation – technology	1	561,584	22,698	8%
Walgreens – drugstore	59	862,673	22,641	8%
CVS – drugstore	41	532,133	15,477	6%
Apollo Group – education	1	599,664	14,557	5%
	135	4,479,539	$93,382	35%

(1)	Including square feet of buildings that are on land subject to ground leases.

As of March 31, 2011, our five highest tenant industry concentrations, based on annualized gross rental revenue, were as follows:

Industry	Total Number of Leases	Rentable Square Feet (1)	2011 Gross Annualized Rental Revenue (in thousands)	Percentage of 2011 Gross Annualized Rental Revenue
Drugstore	100	1,394,806	$38,119	14%
Grocery	47	2,609,685	32,857	12%
Specialty Retail	117	2,335,078	32,584	12%
Restaurant	124	682,728	24,655	9%
Technology	1	561,584	22,698	8%
	389	7,583,881	$150,913	55%

(1)	Including square feet of buildings that are on land subject to ground leases.

As of March 31, 2011, our five highest geographic concentrations, based on annualized gross rental revenue, were as follows:

Location	Total Number of Properties	Rentable Square Feet (1)	2011 Gross Annualized Rental Revenue (in thousands)	Percentage of 2011 Gross Annualized Rental Revenue
Texas	98	4,540,248	$60,737	22%
Arizona	18	1,829,434	27,598	10%
Washington	1	583,179	23,077	8%
Illinois	28	748,485	14,650	5%
California	11	1,227,075	14,605	5%
	156	8,928,421	$140,667	50%

(1)	Including square feet of buildings that are on land subject to ground leases.

Mortgage Notes Receivable Portfolio

As of March 31, 2011, we owned two mortgage notes receivable with an aggregate book value of $64.2 million each secured by an office building subject to a net lease, and mature on October 1, 2018.

Investment in Joint Ventures

As of March 31, 2011, through three joint venture arrangements, we had interests in eight properties comprising 973,000 gross rentable square feet of commercial space, including square feet of buildings that are on land subject to ground leases.

Distribution Policy and Distributions

The following data supplements, and should be read in conjunction with, the section of our prospectus captioned “Description of Shares — Distribution Policy and Distributions” beginning on page 162 of the prospectus.

As of March 31, 2011, cumulative since inception, we have declared $190.9 million of distributions and we have paid $175.8 million, of which $74.7 million was paid in cash and $101.1 million was reinvested in shares of our common stock pursuant to the distribution reinvestment plan. Net loss and funds from operations were $45,000 and $66.6 million, respectively, as of March 31, 2011, cumulative since inception. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Funds from Operations and Modified Funds from Operations” in our Annual Report on form 10-K for the year ended December 31, 2010 and our Quarterly Report on form 10-Q for the three months ended March 31, 2011, and included elsewhere in this prospectus for information regarding why we present funds from operations and for reconciliations of this non-GAAP financial measure to net loss.

The following table presents distributions and source of distributions for the periods indicated below (in thousands):

	Three Months Ended
	March 31,	December 31,	September 30,	June 30,
	2011	2010	2010	2010
Distributions paid in cash	$17,997	$16,467	$13,620	$10,191
Distributions reinvested	23,453	22,113	18,767	14,320
Total distributions	$41,450	$38,580	$32,387	$24,511

Source of distributions:
Net cash provided by operating activities	$27,236	$13,773	$8,821	$6,844
Proceeds from issuance of common stock	8,593	24,564	16,203	11,083
Proceeds from notes payable	5,621	243	7,363	6,584
Total sources	$41,450	$38,580	$32,387	$24,511

Net cash provided by operating activities of approximately $27.2 million, $13.8 million, $8.8 million and $6.8 million for the three months ended March 31, 2011, December 31, 2010, September 30, 2010 and June 30, 2010, respectively, has been reduced by approximately $8.6 million, $24.6 million, $16.2 million and $11.1 million, respectively, of real estate acquisition related expenses incurred and expensed during the period in accordance with Accounting Standards Codification 805,  Business Combinations.  As set forth in the section of our prospectus captioned “Estimated Use of Proceeds” beginning on page 57, we treat our real estate acquisition expenses as funded by the proceeds from the offering of our shares. Therefore, for consistency, real estate acquisition related expenses are treated in the same manner in describing the sources of distributions above.

Share Redemptions

The following data supplements, and should be read in conjunction with, the section of our prospectus captioned “Description of Shares — Share Redemptions” beginning on page 170 of the prospectus.

     During the three months ended March 31, 2011, we received valid redemption requests relating to approximately 793,000 shares, which we redeemed in full for approximately $7.7 million (an average of $9.69 per share).   As of December 31, 2010, we had received valid redemption requests relating to approximately 1.2 million shares of our common stock, which we redeemed in full for approximately $11.7 million (an average of $9.68 per share). A valid redemption request is one that complies with the applicable requirements and guidelines of our share redemption program set forth in our prospectus. We have funded and intend to continue funding share redemptions with proceeds from our distribution reinvestment plan.

Share Redemption Program

The following data supplements, and should be read in conjunction with, the section of our prospectus captioned “Description of Shares — Share Redemption Program” beginning on page 168 of the prospectus.

Our board of directors approved an amendment to the share redemption program that adjusted the minimum number of shares that may be presented for redemption, such that a stockholder presenting a portion of the holder’s shares for redemption will be required to present a portion consisting of at least the lesser of (1) 25% of the holder’s shares; or (2) a number of shares with an aggregate redemption price of at least $2,500. This amendment will be effective June 27, 2011.

The prospectus is hereby supplemented with the following “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which is excerpted from our Quarterly Report on Form 10-Q for the three months ended March 31, 2011.  Capitalized terms are as defined in such quarterly report.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our condensed consolidated unaudited financial statements and the notes thereto, included in our Quarterly Report on Form 10-Q for the three months ended March 31, 2011.  The following discussion should be read in conjunction with our audited consolidated financial statements and the notes thereto, and Management’s Discussion and Analysis of Financial Condition and Results of Operations included in our Annual Report on Form 10-K for the year ended December 31, 2010.

Forward-Looking Statements

Except for historical information, this section contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including discussion and analysis of our financial condition and our subsidiaries, our anticipated capital expenditures, amounts of anticipated cash distributions to our stockholders in the future and other matters.  These forward-looking statements are not historical facts but are the intent, belief or current expectations of our management based on their knowledge and understanding of our business and industry.  Words such as “may,” “will,” “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “would,” “could,” “should” or comparable words, variations and similar expressions are intended to identify forward-looking statements.  All statements not based on historical fact are forward looking statements.  These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control, are difficult to predict and could cause actual results to differ materially from those expressed or implied in the forward-looking statements.  A full discussion of our Risk Factors may be found under Item 1A “Risk Factors” in our Annual Report on Form 10-K as of and for the year ended December 31, 2010.

Forward-looking statements that were true at the time made may ultimately prove to be incorrect or false.  Investors are cautioned not to place undue reliance on forward-looking statements, which reflect our management’s view only as of the date of our Quarterly Report on Form 10-Q for the three months ended March 31, 2011.  We undertake no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results.  Factors that could cause actual results to differ materially from any forward-looking statements made in our Quarterly Report on Form 10-Q for the three months ended March 31, 2011 include, among others, changes in general economic conditions, changes in real estate conditions, construction costs that may exceed estimates, construction delays, increases in interest rates, lease-up risks, rent relief, inability to obtain new tenants upon the expiration or termination of existing leases, and the potential need to fund tenant improvements or other capital expenditures out of operating cash flows.  The forward-looking statements should be read in light of the risk factors identified in the “Risk Factors” section of our Annual Report on Form 10-K for the year ended December 31, 2010.

Management’s discussion and analysis of financial condition and results of operations are based upon our condensed consolidated unaudited financial statements, which have been prepared in accordance with GAAP.  The preparation of these financial statements requires our management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities.  On a regular basis, we evaluate these estimates.  These estimates are based on management’s historical industry experience and on various other assumptions that are believed to be reasonable under the circumstances.  Actual results may differ from these estimates.

Overview

We were formed on January 22, 2008 to acquire and operate a diverse portfolio of core commercial real estate investments primarily consisting of necessity retail properties located throughout the United States, including U.S. protectorates.  We commenced our principal operations on January 6, 2009.  Prior to such date, we were considered a development stage company.  We acquired our first real estate property on January 6, 2009.  We commenced sales under our Follow-on Offering after the termination of the Initial Offering on October 1, 2010. We have no paid employees and are externally advised and managed by our advisor.  We elected to be taxed, and currently qualify, as a real estate investment trust for federal income tax purposes.

Our operating results and cash flows are primarily influenced by rental income from our commercial properties and interest expense on our property acquisition indebtedness. Rental and other property income accounted for 91% and 94% of total revenue during the three months ended March 31, 2011 and 2010, respectively. As 99.4% of our rentable square feet was under lease as of March 31, 2011, with an average remaining lease term of 15.3 years, we believe our exposure to changes in commercial rental rates on our portfolio is substantially mitigated, except for vacancies caused by tenant bankruptcies or other factors.  Our advisor regularly monitors the creditworthiness of our tenants by reviewing the tenant’s financial results, credit rating agency reports (if any) on the tenant or guarantor, the operating history of the property with such tenant, the tenant’s market share and track record within its industry segment, the general health and outlook of the tenant’s industry segment, and other information for changes and possible trends. If our advisor identifies significant changes or trends that may adversely affect the creditworthiness of a tenant, it will gather a more in-depth knowledge of the tenant’s financial condition and, if necessary, attempt to mitigate the tenant credit risk by evaluating the possible sale of the property, or identifying a possible replacement tenant should the current tenant fail to perform on the lease. As of March 31, 2011, the debt leverage ratio of our consolidated real estate assets, which is the ratio of debt to total gross real estate and related assets net of gross intangible lease liabilities, was 34%. As we acquire additional commercial real estate, we will be subject to changes in real estate prices and changes in interest rates on any new indebtedness used to acquire the properties. We may manage our risk of changes in real estate prices on future property acquisitions by entering into purchase agreements and loan commitments simultaneously, or through loan assumption, so that our operating yield is determinable at the time we enter into a purchase agreement, by contracting with developers for future delivery of properties, or by entering into sale-leaseback transactions. We manage our interest rate risk by monitoring the interest rate environment in connection with future property acquisitions or upcoming debt maturities to determine the appropriate financing or refinancing terms, which may include fixed rate loans, variable rate loans or interest rate hedges.  If we are unable to acquire suitable properties or obtain suitable financing for future acquisitions or refinancing, our results of operations may be adversely affected.

Recent Market Conditions

Beginning in late 2007, domestic and international financial markets experienced significant disruptions that were brought about in large part by challenges in the world-wide banking system.  These disruptions severely impacted the availability of credit and have contributed to rising costs associated with obtaining credit.  Recently, the volume of mortgage lending for commercial real estate has increased and lending terms have improved; however, such lending activity is significantly less than previous levels.  Although lending market conditions have improved, we have experienced, and may continue to experience, more stringent lending criteria, which may affect our ability to finance certain property acquisitions or refinance our debt at maturity. Additionally, for properties for which we are able to obtain financing, the interest rates and other terms on such loans may be unacceptable.  We have managed, and expect to continue to manage, the current mortgage lending environment by considering alternative lending sources, including the securitization of debt, utilizing fixed rate loans, borrowing on the Credit Facilities, short-term variable rate loans, assuming existing mortgage loans in connection with property acquisitions, or entering into interest rate lock or swap agreements, or any combination of the foregoing.  We have acquired, and expect to continue to acquire, our properties for cash without financing.  If we are unable to obtain suitable financing for future acquisitions or we are unable to identify suitable properties at appropriate prices in the current credit environment, we may have a larger amount of uninvested cash, which may adversely affect our results of operations.  We will continue to evaluate alternatives in the current market, including purchasing or originating debt backed by real estate, which could produce attractive yields in the current market environment.

The economic downturn has led to high unemployment rates and a decline in consumer spending.  These economic trends have adversely impacted the retail and real estate markets, causing higher tenant vacancies, declining rental rates and declining property values. Recently, the economy has improved and continues to show signs of recovery.  Additionally, the real estate markets have recently observed an improvement in occupancy rates; however, occupancy and rental rates continue to be below those previously experienced before the economic downturn.  As of March 31, 2011, 99.4% of our rentable square feet was under lease.  However, if the current economic uncertainty persists, we may experience significant vacancies or be required to reduce rental rates on occupied space.  If we do experience significant vacancies, our advisor will actively seek to lease our vacant space; however, such space may be leased at lower rental rates and for shorter lease terms than previously experienced.  In addition, as many retailers and other tenants have been delaying or eliminating their store expansion plans, the amount of time required to re-lease a property may increase as a result.

Results of Operations

Our results of operations are influenced by the timing of acquisitions and the operating performance of our real estate investments. The following table shows the property statistics of our real estate assets as of March 31, 2011 and 2010.

	March 31, 2011	March 31, 2010
Number of commercial properties (1)	470	190
Approximate rentable square feet (2)	19.9 million	6.2 million
Percentage of rentable square feet leased	99.4%	99.9%

(1) Excludes properties owned through joint venture arrangements.
(2) Including square feet of the buildings on land that is subject to ground leases.

The following table summarizes our real estate investment activity during the three months ended March 31, 2011 and 2010:

	Three Months Ended March 31,
	2011	2010
Commercial properties acquired	23	57
Approximate purchase price of acquired properties	$329.9 million	$259.9 million
Approximate rentable square feet (1)	2.4 million	1.4 million

(1) Including square feet of the buildings on land that is subject to ground leases.

As shown in the tables above, we owned 470 commercial properties as of March 31, 2011, compared to 190 commercial properties as of March 31, 2010.  In addition, we had two mortgage notes receivable and, through three joint venture arrangements, had interests in eight properties comprising 973,000 gross rentable square feet of commercial space and as of March 31, 2011.  Accordingly, our results of operations for the three months ended March 31, 2011, as compared to the three months ended March 31, 2010, reflect significant increases in most categories.

Three Months Ended March 31, 2011 Compared to Three Months Ended March 31, 2010

Revenue.  Revenue increased $53.5 million to $71.7 million for the three months ended March 31, 2011, compared to $18.2 million for the three months ended March 31, 2010.  Our revenue consisted primarily of rental and other property income from net leased commercial properties, which accounted for 91% and 94% of total revenues during the three months ended March 31, 2011 and 2010, respectively.

Rental and other property income increased $48.4 million to $65.6 million for the three months ended March 31, 2011, compared to $17.2 million for the three months ended March 31, 2010.  The increase was primarily due to the acquisition of 280 rental income-producing properties subsequent to March 31, 2010. We also pay certain operating expenses subject to reimbursement by the tenant, which resulted in $4.8 million of tenant reimbursement income during the three months ended March 31, 2011, compared to $1.0 million during the three months ended March 31, 2010. In addition, we recorded interest income on mortgage notes receivable of $1.3 million during the three months ended March 31, 2011. During the three months ended March 31, 2010, we did not own any mortgage notes receivable.

General and Administrative Expenses.  General and administrative expenses increased $466,000 to $2.0 million for the three months ended March 31, 2011, compared to $1.5 million for the three months ended March 31, 2010.  The increase was primarily due to increased accounting fees and trustee fees as a result of acquiring 280 new rental income-producing properties subsequent to March 31, 2010. The primary general and administrative expense items were operating expenses reimbursable to our advisor, accounting fees, trustee fees, state franchise and income taxes and unused credit facility fees.

Property Operating Expenses.  Property operating expenses increased $4.1 million to $5.2 million for the three months ended March 31, 2011, compared to $1.1 million for the three months ended March 31, 2010. The increase was primarily due to increased property taxes, repairs and maintenance and insurance expenses relating to the acquisition of 280 rental income-producing properties subsequent to March 31, 2010.  The primary property operating expense items are property taxes, repairs and maintenance and insurance.

Property and Asset Management Expenses. Pursuant to the advisory agreement with our advisor, we are required to pay to our advisor a monthly asset management fee equal to one-twelfth of 0.50% of the average invested assets.  Additionally, we may be required to reimburse expenses incurred by our advisor in providing asset management services, subject to limitations as set forth in the advisory agreement. Pursuant to the property management agreement with our affiliated property manager, we are required to pay to our property manager a property management fee in an amount up to 2% of gross revenues from each of our single tenant properties and up to 4% of gross revenues from each of our multi-tenant properties. We may also be required to reimburse our property manager expenses it incurred relating to managing or leasing the properties, subject to limitations as set forth in the advisory agreement.

Property and asset management expenses increased $4.5 million to $6.2 million for the three months ended March 31, 2011, compared to $1.7 million for the three months ended March 31, 2010.  Property management fees increased $1.3 million to $1.6 million for the three months ended March 31, 2011 from $367,000 for the three months ended March 31, 2010.  The increase in property management fees was primarily due to an increase in rental and other property income to $65.6 million for the three months ended March 31, 2011, from $17.2 million for the three months ended March 31, 2010, related to revenues from the 280 properties acquired subsequent to March 31, 2010.

Asset management fees increased $2.9 million to $3.9 million for the three months ended March 31, 2011, from $1.0 million for the three months ended March 31, 2010.  The increase in asset management fees was primarily due to an increase in the average invested assets to $3.2 billion for the three months ended March 31, 2011 from $833.7 million for the three months ended March 31, 2010.

 In addition, during the three months ended March 31, 2011, we recorded $621,000 related to reimbursement of expenses incurred by our advisor in performing property and asset management services, compared to $331,000 for the three months ended March 31, 2010.  The increase was primarily due to expenses incurred by our advisor related to management of 280 new rental income-producing properties acquired subsequent to March 31, 2010.

Acquisition Related Expenses.  Acquisition related expenses increased $1.8 million to $8.6 million for the three months ended March 31, 2011, compared to $6.8 million for the three months ended March 31, 2010. The increase is due to the recording of acquisition related expenses incurred in connection with the purchase of 23 commercial properties, for an aggregate purchase price of $329.9 million, during the three months ended March 31, 2011, compared to 57 commercial properties, for an aggregate purchase price of $259.9 million, during the three months ended March 31, 2010. Pursuant to the advisory agreement with our advisor, we pay an acquisition fee to our advisor of 2% of the contract purchase price of each property or asset acquired. We may also be required to reimburse our advisor for acquisition expenses incurred in the process of acquiring property or in the origination or acquisition of a loan other than for personnel costs for which our advisor receives acquisition fees. During the three months ended March 31, 2011 and 2010, we recorded $441,000 and $432,000, respectively, of such acquisition expenses paid by our advisor.

Depreciation and Amortization Expenses. Depreciation and amortization expenses increased $15.4 million to $20.4 million for the three months ended March 31, 2011, compared to $4.8 million for the three months ended March 31, 2010.  The increase was primarily due to an increase in the average gross aggregate book value of properties to $3.2 billion for the three months ended March 31, 2011 from $833.7 million for the three months ended March 31, 2010.

Equity in Income of Unconsolidated Joint Venture.  We recorded income of $307,000 for the three months ended March 31, 2011 which represented our share of the Unconsolidated Joint Venture’s net income. During the three months ended March 31, 2010, we did not have any interests in joint ventures.

Interest and Other Income.  Interest and other income decreased $263,000 to $77,000 for the three months ended March 31, 2011, compared to $340,000 for the three months ended March 31, 2010.   The decrease was primarily due to lower average uninvested cash of $109.1 million during the three months ended March 31, 2011, as compared to $313.9 million during the three months ended March 31, 2010 as a result of acquiring 280 new rental income-producing properties subsequent to March 31, 2010.

Interest Expense.  Interest expense increased $12.5 million to $15.2 million for the three months ended March 31, 2011, compared to $2.7 million during the three months ended March 31, 2010.  The increase was primarily due to an increase in the average aggregate amount of notes payable outstanding to $1.1 billion during the three months ended March 31, 2011 from $146.4 million for the three months ended March 31, 2010.

Funds From Operations and Modified Funds From Operations

Funds From Operations (“FFO”) is a non-GAAP financial performance measure defined by the National Association of Real Estate Investment Trusts (“NAREIT”) and widely recognized by investors and analysts as one measure of operating performance of a real estate company.  The FFO calculation excludes items such as real estate depreciation and amortization, and gains and losses on the sale of real estate assets.  Depreciation and amortization as applied in accordance with GAAP implicitly assumes that the value of real estate assets diminishes predictably over time.  Since real estate values have historically risen or fallen with market conditions, it is management’s view, and we believe the view of many industry investors and analysts, that the presentation of operating results for real estate companies by using the cost accounting method alone is insufficient.  In addition, FFO excludes gains and losses from the sale of real estate, which we believe provides management and investors with a helpful additional measure of the performance of our real estate portfolio, as it allows for comparisons, year to year, that reflect the impact on operations from trends in items such as occupancy rates, rental rates, operating costs, general and administrative expenses, and interest costs.

In addition to FFO, we use Modified Funds From Operations (“MFFO”) as a non-GAAP supplemental financial performance measure to evaluate the operating performance of our real estate portfolio.  MFFO, as defined by our company, excludes from FFO acquisition related costs and real estate impairment charges, which are required to be expensed in accordance with GAAP.  In evaluating the performance of our portfolio over time, management employs business models and analyses that differentiate the costs to acquire investments from the investments’ revenues and expenses.  Management believes that excluding acquisition costs from MFFO provides investors with supplemental performance information that is consistent with the performance models and analysis used by management, and provides investors a view of the performance of our portfolio over time, including after the company ceases to acquire properties on a frequent and regular basis.  MFFO also allows for a comparison of the performance of our portfolio with other REITs that are not currently engaging in acquisitions, as well as a comparison of our performance with that of other non-traded REITs, as MFFO, or an equivalent measure, is routinely reported by non-traded REITs, and we believe often used by analysts and investors for comparison purposes.

Additionally, impairment charges are items that management does not include in its evaluation of the operating performance of its real estate investments, as management believes that the impact of these items will be reflected over time through changes in rental income or other related costs.  As many other non-traded REITs exclude impairments in reporting their MFFO, we believe that our calculation and reporting of MFFO will assist investors and analysts in comparing our performance versus other non-traded REITs.

For all of these reasons, we believe FFO and MFFO, in addition to net income and cash flows from operating activities, as defined by GAAP, are helpful supplemental performance measures and useful in understanding the various ways in which our management evaluates the performance of our real estate portfolio over time. However, not all REITs calculate FFO and MFFO the same way, so comparisons with other REITs may not be meaningful. FFO and MFFO should not be considered as alternatives to net income or to cash flows from operating activities, and are not intended to be used as a liquidity measure indicative of cash flow available to fund our cash needs.

MFFO may provide investors with a useful indication of our future performance, particularly after our acquisition stage, and of the sustainability of our current distribution policy.  However, because MFFO excludes acquisition expenses, which are an important component in an analysis of the historical performance of a property, MFFO should not be construed as a historic performance measure.  Neither the SEC, NAREIT, nor any other regulatory body has evaluated the acceptability of the exclusions contemplated to adjust FFO in order to calculate MFFO and its use as a non-GAAP financial performance measure.

Our calculation of FFO and MFFO, and reconciliation to net income (loss), which is the most directly comparable GAAP financial measure, is presented in the table below for the three months ended March 31, 2011 and 2010 (in thousands).  FFO and MFFO are influenced by the timing of acquisitions and the operating performance of our real estate investments.

	Three Months Ended March 31,
	2011	2010
NET INCOME (LOSS) ATTRIBUTABLE TO THE COMPANY	$14,260	$(160)
Depreciation of real estate assets	13,663	2,909
Amortization of lease related costs	6,733	1,939
Depreciation and amortization of real estate assets in
unconsolidated joint venture	338	—
Funds from operations (FFO)	34,994	4,688
Acquisition related expenses	8,593	6,845
Modified funds from operations (MFFO)	$43,587	$11,533

Set forth below is additional information that may be helpful in assessing our operating results:

•
In order to recognize revenues on a straight-line basis over the terms of the respective leases, we recognized additional revenue by straight-lining rental revenue of $5.0 million and $1.1 million during the three months ended March 31, 2011 and 2010, respectively. In addition, related to the Unconsolidated Joint Venture, straight-line revenue of $4,000 for the three months ended March 31, 2011 is included in equity in income of unconsolidated joint venture on the consolidated statement of operations.  During the three months ended March 31, 2010, we did not have any interests in joint ventures.

•
Amortization of deferred financing costs and amortization of fair value adjustments of mortgage notes assumed totaled $1.4 million and $357,000 during the three months ended March 31, 2011 and 2010, respectively. In addition, related to the Unconsolidated Joint Venture, amortization of deferred financing costs of $11,000 for the three months ended March 31, 2011 is included in equity in income of unconsolidated joint venture on the consolidated statement of operations.  During the three months ended March 31, 2010, we did not have any interests in joint ventures.

Distributions

In November 2010, the Company’s board of directors authorized a daily distribution, based on 365 days in the calendar year, of $0.001781016 per share (which equates to 6.50% on an annualized basis calculated at the current rate, assuming a $10.00 per share purchase price) for stockholders of record as of the close of business on each day of the period, commencing on January 1, 2011 and ending on March 31, 2011. In March 2011, the Company’s board of directors authorized a daily distribution, based on 365 days in the calendar year, of $0.001781016 per share (which equates to 6.50% on an annualized basis calculated at the current rate, assuming a $10.00 per share purchase price) for stockholders of record as of the close of business on each day of the period, commencing on April 1, 2011 and ending on June 30, 2011.

During the three months ended March 31, 2011 and 2010, respectively, we paid distributions of $41.5 million and $17.1 million, including $23.5 million and $10.0 million, respectively, through the issuance of shares pursuant to our DRIP. The distributions paid during the three months ended March 31, 2011 were funded by net cash provided by operating activities of $27.2 million, proceeds from the issuance of common stock of $8.6 million, and borrowings of $5.7 million. The distributions paid during the three months ended March 31, 2010 were funded by net cash provided by operating activities of $6.4 million, proceeds from the issuance of common stock of $6.8 million, and borrowings of $3.9 million.  Net cash provided by operating activities for the three months ended March 31, 2011 and 2010, reflects a reduction for real estate acquisition related expenses incurred and expensed of $8.6 million and $6.8 million, respectively, in accordance with ASC 805, Business Combinations.  As set forth in the “Estimated Use of Proceeds” section of the prospectuses for the Offerings, we treat our real estate acquisition expenses as funded by proceeds from the offering of our shares. Therefore, for consistency, proceeds from the issuance of common stock for the three months ended March 31, 2011 and 2010, respectively, have been reported as a source of distributions to the extent that acquisition expenses have reduced net cash flows from operating activities.

Share Redemptions

Our share redemption program provides that we will not redeem in excess of 5% of the weighted average number of shares outstanding during the trailing twelve-month period prior to the redemption date; provided, however, that while shares subject to a redemption requested upon the death of a stockholder will be included in calculating the maximum number of shares that may be redeemed, such shares will not be subject to the Trailing Twelve-month Cap.  In addition, all redemptions, including those upon death or qualifying disability, are limited to those that can be funded with cumulative net proceeds from our DRIP.  During the three months ended March 31, 2011, we received valid redemption requests relating to approximately 793,000 shares, which we redeemed in full for $7.7 million (an average of $9.69 per share).  A valid redemption request is one that complies with the applicable requirements and guidelines of our current share redemption program set forth in the prospectus relating to the Follow-on Offering.  We have funded and intend to continue funding share redemptions with proceeds of our DRIP.  Subsequent to March 31, 2011, we redeemed approximately 1.2 million shares for a total of $11.8 million, or an average price per share of $9.66.

In addition to the caps discussed above, the redemptions are limited quarterly to 1.25% of the weighted average number of shares outstanding during the trailing twelve-month period.  In addition, the funding for redemptions each quarter generally will be limited to the net proceeds we receive from the sale of shares in the respective quarter under our DRIP.  The amended share redemption program further provides that while shares subject to redemption requested upon the death of a stockholder will be included in calculating the maximum number of shares that may be redeemed, such shares will not be subject to the quarterly caps. Our board of directors may waive these quarterly caps in its sole discretion, subject to the Trailing Twelve-month Cap.

Liquidity and Capital Resources

General

Our principal demands for funds are for real estate and real estate-related investments and the payment of acquisition related expenses, operating expenses, distributions and redemptions to stockholders and principal and interest on current and any future outstanding indebtedness. Generally, cash needs for items other than acquisitions and acquisition related expenses will be generated from operations and our current investments. The sources of our operating cash flows are primarily driven by the rental income received from leased properties and interest earned on our mortgage notes receivable and cash balances. We expect to continue to raise capital through our Follow-on Offering and to utilize such funds and proceeds from secured or unsecured financing to complete future property acquisitions. As of March 31, 2011, we had raised $2.8 billion in the Offerings, net of redemptions and inclusive of amounts raised under our DRIP. The Initial Offering terminated on October 1, 2010, and the Follow-on Offering commenced after such termination.

As of March 31, 2011, we had cash and cash equivalents of $108.3 million. Additionally, as of March 31, 2011, we had unencumbered properties with a gross book value of $828.4 million that may be used as collateral to secure additional financing in future periods.

Short-term Liquidity and Capital Resources

On a short-term basis, our principal demands for funds will be for operating expenses, distributions and redemptions to stockholders and interest and principal on current and any future indebtedness.  In addition, as of March 31, 2011, we had entered into agreements of purchase and sale to acquire 30 retail properties for an aggregate purchase price of $134.5 million, as discussed in Note 9 to our condensed consolidated unaudited financial statements included in our Quarterly Report on Form 10-Q for the three months ended March 31, 2011. We expect to meet our short-term liquidity requirements through cash provided by property operations and proceeds from the Follow-on Offering.  Operating cash flows are expected to increase as additional properties are added to our portfolio.  The offering and organization costs associated with the Offerings are initially paid by our advisor, which will be reimbursed for such costs up to 1.5% of the aggregate gross capital raised by us in the Offerings.  As of March 31, 2011, we recorded $31.6 million of such offering and organization costs.

Long-term Liquidity and Capital Resources

On a long-term basis, our principal demands for funds will be for the acquisition of real estate and real estate-related investments and the payment of acquisition related expenses, operating expenses, distributions and redemptions to stockholders and interest and principal on any future indebtedness.  Generally, we expect to meet cash needs for items other than acquisitions and acquisition related expenses and debt maturities from our cash flow from operations, and we expect to meet cash needs for acquisitions and debt maturities from the net proceeds of the Follow-on Offering and from secured or unsecured borrowings on our unencumbered properties, refinancing of current debt and borrowings on our Credit Facilities. We expect that substantially all cash generated from operations will be used to pay distributions to our stockholders after certain capital expenditures, including tenant improvements and leasing commissions, are paid at the properties; however, we may use other sources to fund distributions as necessary, including the proceeds of the Follow-on Offering, cash advanced to us by our advisor, borrowing on the Credit Facilities and/or future borrowings on our unencumbered assets. During the three months ended March 31, 2011, we funded distributions to our stockholders with cash flows from operations, offering proceeds and debt financings as discussed above in the section captioned “Distributions.” The Credit Facilities and certain notes payable contain customary affirmative, negative and financial covenants, including requirements for minimum net worth, debt service coverage ratios, and leverage ratios. These covenants may limit our ability to incur additional debt and make borrowings on the Credit Facilities.

As of March 31, 2011, we had received and accepted subscriptions for approximately 280.1 million shares of common stock in the Offerings for gross proceeds of $2.8 billion.  As of March 31, 2011, we had redeemed a total of approximately 2.0 million shares of common stock for a cost of $19.6 million, or an average price per share of $9.69.

As of March 31, 2011, we and the Consolidated Joint Ventures had $1.1 billion of debt outstanding. See Note 7 to our condensed consolidated unaudited financial statements in our Quarterly Report on Form 10-Q for the three months ended March 31, 2011 for certain terms of the debt outstanding. Additionally, the ratio of debt to total gross real estate assets net of gross intangible lease liabilities, as of March 31, 2011, was 34% and the weighted average years to maturity was 6.8 years.

Our contractual obligations as of March 31, 2011, were as follows (in thousands):

	Payments due by period (1) (2) (3)
		Less Than 1			More Than 5
	Total	Year	1-3 Years	4-5 Years	Years (5)
Principal payments - fixed rate debt(4)	$1,123,996	$3,323	$58,719	$422,959	$638,995
Interest payments - fixed rate debt	411,670	59,569	170,910	82,474	98,717
Principal payments - variable rate debt	16,928	4,428	500	12,000	—
Interest payments - variable rate debt	1,905	408	1,137	360	—
Total	$1,554,499	$67,728	$231,266	$517,793	$737,712

(1)	The table above does not include amounts due to our advisor or its affiliates pursuant to our advisory agreement because such amounts are not fixed and determinable.
(2)	As of March 31, 2011, we had $374.0 million of variable rate debt fixed through the use of interest rate swaps. We used the fixed rates under the swap agreement to calculate the debt payment obligations in future periods. As of March 31, 2011, we did not have any variable rate debt outstanding for which the interest rate had not been fixed through the use of interest rate swaps.
(3)	The table above does not include loan amounts associated with the Unconsolidated Joint Venture of $26.0 million which matures in July 2020, as this loan is non-recourse to us.
(4)	Principal payment amounts reflect actual payments based on the face amount of notes payable secured by our wholly-owned properties. As of March 31, 2011, the fair value adjustment, net of amortization, of mortgage notes assumed was $698,000.
(5)	Assumes the Company accepts the interest rates that one lender may reset on September 1, 2013 and February 1, 2015, respectively, related to mortgage notes payable of $30.0 million and $32.0 million, respectively.

Our charter prohibits us from incurring debt that would cause our borrowings to exceed the greater of 75% of our gross assets, valued at the greater of the aggregate cost (before depreciation and other non-cash reserves) or fair value of all assets owned by us, unless approved by a majority of our independent directors and disclosed to our stockholders in our next quarterly report.

During the three months ended March 31, 2011, we entered into agreements of purchase and sale, with unaffiliated third-party sellers, to purchase a 100% interest in 30 retail properties, subject to meeting certain criteria, for an aggregate purchase price of $134.5 million, exclusive of closing costs.  As of March 31, 2011, we had $2.8 million of property escrow deposits held by escrow agents in connection with these future property acquisitions, of which $623,000 will be forfeited if the transactions are not completed. As of May 10, 2011, we had purchased 26 of these properties for $121.9 million, exclusive of closing costs, and no escrow deposits were forfeited.

In addition, as of March 31, 2011, we were obligated to purchase a single tenant retail property from a consolidated joint venture, upon certain criteria being met, for a purchase price of $5.9 million. Subsequent to March 31, 2011, the criteria was met and we completed the purchase of the property.

Cash Flow Analysis

Three Months Ended March 31, 2011 Compared to the Three Months Ended March 31, 2010

Operating Activities.  During the three months ended March 31, 2011, net cash provided by operating activities increased $20.8 million to $27.2 million, compared to $6.4 for the three months ended March 31, 2010. The change was primarily due to a increase in net income of $14.7 million and an increase in depreciation and amortization expenses totaling $15.9 million, partially offset by a decrease in the change in rents and tenant receivables of $3.8 million, a decrease in the change in accounts payable and accrued expenses of $3.6 million and other liabilities of $2.6 million for the three months ended March 31, 2011.  See “— Results of Operations” for a more complete discussion of the factors impacting our operating performance.

Investing Activities.  Net cash used in investing activities increased $71.1 million to $331.7 million for the three months ended March 31, 2011 compared to $260.6 million for the three months ended March 31, 2010.  The increase was primarily due to the acquisition of 23 properties for an aggregate purchase price of $329.9 million during the three months ended March 31, 2011, compared to the acquisition of 57 properties for an aggregate purchase price of $259.9 million during the three months ended March 31, 2010.

Financing Activities.  Net cash provided by financing activities decreased $21.8 million to $302.8 million for the three months ended March 31, 2011, compared to $324.6 million for the three months ended March 31, 2010.  The change was primarily due to a decrease in proceeds from the issuance of common stock of $51.2 million, an increase in repayment of notes payable of $70.4 million and an increase in distributions to investors of $10.8 million, offset by an increase in the proceeds from mortgage notes payable of $115.1 million.

Election as a REIT

We are taxed as a REIT under the Internal Revenue Code of 1986, as amended.  To maintain our qualification as a REIT, we must meet, and continue to meet, certain requirements relating to our organization, sources of income, nature of assets, distributions of income to our stockholders and recordkeeping.   As a REIT, we generally are not subject to federal income tax on taxable income that we distribute to our stockholders so long as we distribute at least 90% of our annual taxable income (computed with regard to the dividends paid deduction excluding net capital gains).

If we fail to maintain our qualification as a REIT for any reason in a taxable year and applicable relief provisions do not apply, we will be subject to tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates.  We will not be able to deduct distributions paid to our stockholders in any year in which we fail to qualify as a REIT.  We also will be disqualified for the four taxable years following the year during which qualification was lost unless we are entitled to relief under specific statutory provisions. Such an event could materially adversely affect our net income and net cash available for distribution to stockholders.  However, we believe that we are organized and operate in such a manner as to maintain our qualification for treatment as a REIT for federal income tax purposes.  No provision for federal income taxes has been made in our accompanying condensed consolidated unaudited financial statements.  We are subject to certain state and local taxes related to the operations of properties in certain locations, which have been provided for in our accompanying condensed consolidated unaudited financial statements.

Inflation

We are exposed to inflation risk as income from long-term leases will be the primary source of our cash flows from operations.  There are provisions in many of our tenant leases that will protect us from, and mitigate the risk of, the impact of inflation.  These provisions include rent steps and clauses enabling us to receive payment of additional rent calculated as a percentage of the tenants’ gross sales above pre-determined thresholds.  In addition, most of our leases require the tenant to pay all or a majority of the operating expenses, including real estate taxes, special assessments and sales and use taxes, utilities, insurance and building repairs related to the property.  However, due to the long-term nature of the leases, the leases may not reset frequently enough to adequately offset the effects of inflation.

Critical Accounting Policies and Estimates

Our accounting policies have been established to conform to GAAP. The preparation of financial statements in conformity with GAAP requires us to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. If our judgment or interpretation of the facts and circumstances relating to the various transactions had been different, it is possible that different accounting policies would have been applied, thus resulting in a different presentation of the financial statements. Additionally, other companies may utilize different estimates that may impact comparability of our results of operations to those of companies in similar businesses.  We consider our critical accounting policies to be the following:

•	Investment in and Valuation of Real Estate and Related Assets;
•	Allocation of Purchase Price of Real Estate and Related Assets;
•	Revenue Recognition;
•	Investment in Unconsolidated Joint Venture;
•	Investment in Mortgage Notes Receivable;
•	Income Taxes; and
•	Derivative Instruments and Hedging Activities.

A complete description of such policies and our considerations is contained in our Annual Report on Form 10-K for the year ended December 31, 2010, and our critical accounting policies have not changed during the three months ended March 31, 2011. The information included in our Quarterly Report on Form 10-Q for the three months ended March 31, 2011 should be read in conjunction with our audited consolidated financial statements as of and for the year ended December 31, 2010, and related notes thereto.

Commitments and Contingencies

We may be subject to certain contingencies and commitments with regard to certain transactions.  Refer to Note 9 to our condensed consolidated unaudited financial statements in our Quarterly Report on Form 10-Q for the three months ended March 31, 2011 for further explanations.

Related-Party Transactions and Agreements

We have entered into agreements with CR III Advisors and its affiliates, whereby we have paid and may continue to pay certain fees to, or reimburse certain expenses of, CR III Advisors or its affiliates such as acquisition and advisory fees and expenses, financing coordination fees, organization and offering costs, sales commissions, dealer manager fees, asset and property management fees and expenses, leasing fees and reimbursement of certain operating costs.  See Note 10 to our condensed consolidated unaudited financial statements in our Quarterly Report on Form 10-Q for the three months ended March 31, 2011 for a discussion of the various related-party transactions, agreements and fees.

Subsequent Events

Certain events occurred subsequent to March 31, 2011.  Refer to Note 13 to our condensed consolidated unaudited financial statements in our Quarterly Report on Form 10-Q for the three months ended March 31, 2011 for further explanation.  Such events are:

•	Status of the Offerings;
•	Real estate acquisitions; and
•	Notes payable and credit facilities

New Accounting Pronouncements

There are no accounting pronouncements that have been issued but not yet adopted by us that will have a material impact on our consolidated financial statements.

Off Balance Sheet Arrangements

As of March 31, 2011 and December 31, 2010, we had no material off-balance sheet arrangements that had or are reasonably likely to have a current or future effect on our financial condition, results of operations, liquidity or capital resources.

The prospectus is hereby supplemented with the following financial pages, which is excerpted from our Quarterly Report on Form 10-Q for the three monthsended March 31, 2011.

COLE CREDIT PROPERTY TRUST III, INC.
CONDENSED CONSOLIDATED UNAUDITED BALANCE SHEETS
(in thousands except share and per share amounts)

	March 31, 2011	December 31, 2010
ASSETS
Investment in real estate assets:
Land	$790,695	$722,698
Buildings and improvements, less accumulated depreciation of $42,561
and $28,898, respectively	2,061,903	1,850,690
Acquired intangible lease assets, less accumulated amortization of $27,207
and $19,004, respectively	445,722	414,319
Total investment in real estate assets, net	3,298,320	2,987,707
Investment in mortgage notes receivable, net	64,178	63,933
Total investment in real estate and mortgage assets, net	3,362,498	3,051,640
Cash and cash equivalents	108,301	109,942
Restricted cash	11,515	12,123
Investment in unconsolidated joint venture	15,029	14,966
Rents and tenant receivables, less allowance for doubtful accounts of
$149 and $89, respectively	30,217	24,581
Prepaid expenses and other assets	7,440	3,323
Deferred financing costs, less accumulated amortization of $4,265
and $2,918, respectively	29,851	27,083
Total assets	$3,564,851	$3,243,658

LIABILITIES AND STOCKHOLDERS’ EQUITY
Notes payable and credit facilities	$1,140,226	$1,061,207
Accounts payable and accrued expenses	13,035	15,744
Escrowed investor proceeds	1,332	448
Due to affiliates	1,655	804
Acquired below market lease intangibles, less accumulated amortization of
$4,292 and $3,066, respectively	68,090	66,815
Distributions payable	15,053	14,448
Deferred rent, derivative and other liabilities	18,709	21,142
Total liabilities	1,258,100	1,180,608
Commitments and contingencies
Redeemable common stock	81,667	65,898

STOCKHOLDERS’ EQUITY:
Preferred stock, $0.01 par value; 10,000,000 shares authorized, none issued
and outstanding	—	—
Common stock, $0.01 par value; 990,000,000 and 490,000,000 shares authorized, respectively, 278,052,647 and 248,070,364 shares issued and outstanding,
respectively	2,781	2,481
Capital in excess of par value	2,417,512	2,164,528
Accumulated distributions in excess of earnings	(190,835)	(163,040)
Accumulated other comprehensive loss	(5,027)	(7,188)
Total stockholders’ equity	2,224,431	1,996,781
Noncontrolling interests	653	371
Total equity	2,225,084	1,997,152
Total liabilities and equity	$3,564,851	$3,243,658

The accompanying notes are an integral part of these condensed consolidated unaudited financial statements.

COLE CREDIT PROPERTY TRUST III, INC.
CONDENSED CONSOLIDATED UNAUDITED STATEMENTS OF OPERATIONS
(in thousands except share and per share amounts)

	Three Months Ended March 31,
	2011	2010
Revenues:
Rental and other property income	$65,559	$17,191
Tenant reimbursement income	4,840	1,016
Interest income on mortgage notes receivable	1,342	—
Total revenue	71,741	18,207

Expenses:
General and administrative expenses	1,979	1,513
Property operating expenses	5,213	1,134
Property and asset management expenses	6,205	1,678
Acquisition related expenses	8,593	6,845
Depreciation	13,663	2,909
Amortization	6,733	1,939
Total operating expenses	42,386	16,018
Operating income	29,355	2,189

Other income (expense):
Equity in income of unconsolidated joint venture	307	—
Interest and other income	77	340
Interest expense	(15,191)	(2,689)
Total other expense	(14,807)	(2,349)
Net income (loss)	14,548	(160)

Net income allocated to noncontrolling interests	288	—
Net income (loss) attributable to the Company	$14,260	$(160)

Weighted average number of common shares outstanding:
Basic and diluted	262,269,104	114,222,272

Net income (loss) attributable to the Company per common share:
Basic and diluted	$0.05	$(0.00)

Distributions declared per common share:	$0.16	$0.17

The accompanying notes are an integral part of these condensed consolidated unaudited financial statements.

COLE CREDIT PROPERTY TRUST III, INC.
CONDENSED CONSOLIDATED UNAUDITED STATEMENT OF STOCKHOLDERS’ EQUITY
(in thousands, except share amounts)

				Accumulated	Accumulated
	Common Stock		Capital in	Distributions	Other	Total	Non-
	Number of	Par	Excess of	in Excess of	Comprehensive	Stockholders'	controlling	Total
	Shares	Value	Par Value	Earnings	Loss	Equity	Interests	Equity
Balance, January 1, 2011	248,070,364	$2,481	$2,164,528	$(163,040)	$(7,188)	$1,996,781	$371	$1,997,152
Issuance of common stock	30,775,201	308	305,714	—	—	306,022	—	306,022
Distributions to noncontrolling
interests	—	—	—	—	—	—	(6)	(6)
Distributions to stockholders	—	—	—	(42,055)	—	(42,055)	—	(42,055)
Commissions on stock sales and
related dealer manager fees	—	—	(25,039)	—	—	(25,039)	—	(25,039)
Other offering costs	—	—	(4,246)	—	—	(4,246)	—	(4,246)
Redemptions of common stock	(792,918)	(8)	(7,676)	—	—	(7,684)	—	(7,684)
Redeemable common stock	—	—	(15,769)	—	—	(15,769)	—	(15,769)
Comprehensive income:
Allocation of net income	—	—	—	14,260	—	14,260	288	14,548
Net unrealized gain on interest
rate swaps	—	—	—	—	2,161	2,161	—	2,161
Total comprehensive income						16,421	288	16,709
Balance, March 31, 2011	278,052,647	$2,781	$2,417,512	$(190,835)	$(5,027)	$2,224,431	$653	$2,225,084

The accompanying notes are an integral part of these condensed consolidated unaudited financial statements.

COLE CREDIT PROPERTY TRUST III, INC.
CONDENSED CONSOLIDATED UNAUDITED STATEMENTS OF CASH FLOWS
(in thousands)

	Three Months Ended March 31,
	2011	2010
Cash flows from operating activities:
Net income (loss)	$14,548	$(160)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	13,663	2,909
Amortization of intangible lease assets and below market lease intangibles, net	6,977	1,941
Amortization of deferred financing costs	1,347	357
Amortization of fair value adjustments of mortgage notes payable assumed	22	—
Net accretion on mortgage notes receivable	(245)	—
Allowance for doubtful accounts	63	11
Equity in income of unconsolidated joint venture	(307)	—
Distributions from unconsolidated joint venture	244	—
Changes in assets and liabilities:
Rents and tenant receivables	(5,699)	(1,927)
Prepaid expenses and other assets	(134)	65
Accounts payable and accrued expenses	(2,728)	917
Deferred rent and other liabilities	(428)	2,174
Due to affiliates	(87)	67
Net cash provided by operating activities	27,236	6,354
Cash flows from investing activities:
Investment in real estate and related assets and other capital expenditures	(329,959)	(259,865)
Payment of property escrow deposits	(2,838)	—
Refund of property escrow deposits	500	—
Change in restricted cash	608	(715)
Net cash used in investing activities	(331,689)	(260,580)
Cash flows from financing activities:
Proceeds from issuance of common stock	282,569	333,731
Offering costs on issuance of common stock	(28,347)	(32,820)
Redemptions of common stock	(7,684)	(708)
Distributions to investors	(17,997)	(7,161)
Proceeds from notes payable	149,446	34,300
Repayment of notes payable and credit facilities	(70,449)	(88)
Payment of loan deposits	(2,754)	(846)
Refund of loan deposits	1,265	686
Escrowed investor proceeds liability	884	716
Deferred financing costs paid	(4,115)	(3,209)
Distributions to noncontrolling interests	(6)	—
Net cash provided by financing activities	302,812	324,601
Net (decrease) increase in cash and cash equivalents	(1,641)	70,375
Cash and cash equivalents, beginning of period	109,942	278,717
Cash and cash equivalents, end of period	$108,301	$349,092

The accompanying notes are an integral part of these condensed consolidated unaudited financial statements.

COLE CREDIT PROPERTY TRUST III, INC.
NOTES TO CONDENSED CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS
March 31, 2011

NOTE 1 — ORGANIZATION AND BUSINESS

Cole Credit Property Trust III, Inc. (the “Company”) is a Maryland corporation that was formed on January 22, 2008, which has elected to be taxed, and currently qualifies as a real estate investment trust (“REIT”) for federal income tax purposes.  Substantially all of the Company’s business is conducted through Cole REIT III Operating Partnership, LP (“CCPT III OP”), a Delaware limited partnership.  The Company is the sole general partner of, and owns a 99.99% partnership interest in, CCPT III OP.  Cole REIT Advisors III, LLC (“CR III Advisors”), the affiliate advisor to the Company, is the sole limited partner and owner of an insignificant noncontrolling partnership interest of less than 0.01% of CCPT III OP.

As of March 31, 2011, the Company owned 470 properties, comprising 19.9 million rentable square feet of single and multi-tenant retail and commercial space located in 41 states. As of March 31, 2011, the rentable space at these properties was 99.4% leased.  As of March 31, 2011, the Company also owned two mortgage notes receivable secured by two office buildings, each of which is subject to a net lease.  In addition, through three joint venture arrangements, as of March 31, 2011, the Company had interests in eight properties comprising 973,000 gross rentable square feet of commercial space.

On October 1, 2008, pursuant to a Registration Statement on Form S-11 under the Securities Act of 1933, as amended, the Company commenced its initial public offering on a “best efforts” basis of up to 230.0 million shares of its common stock at a price of $10.00 per share and up to 20.0 million additional shares pursuant to a distribution reinvestment plan (the “DRIP”), under which its stockholders could elect to have distributions reinvested in additional shares at the higher of $9.50 per share or 95% of the estimated value of a share of the Company’s common stock (the “Initial Offering”).

On January 6, 2009, the Company satisfied the conditions of its escrow agreement, issued approximately 262,000 shares under the Initial Offering and commenced its principal operations.  The Company terminated the Initial Offering on October 1, 2010.  At the completion of the Initial Offering, a total of approximately 217.5 million shares of common stock had been issued, including approximately 211.6 million shares issued in the primary offering and approximately 5.9 million shares issued pursuant to the Company’s DRIP.  The remaining 32.5 million unsold shares in the Initial Offering were deregistered.

On September 22, 2010, the registration statement for a follow-on offering of 275.0 million shares of the Company’s common stock was declared effective by the SEC (the “Follow-on Offering,” and collectively with the Initial Offering, the “Offerings”). Of the shares registered in the Follow-on Offering, the Company is offering up to 250.0 million shares in a primary offering at a price of $10.00 per share and up to 25.0 million shares under an amended and restated DRIP, under which its stockholders may elect to have distributions reinvested in additional shares at a price of $9.50 per share during the Follow-on Offering and until such time as the Company’s board of directors has determined a reasonable estimate of the value of the shares of common stock, at which time the shares of common stock will be offered under the DRIP at a purchase price equal to the most recently disclosed per share value. The Company commenced sales of its common stock pursuant to the Follow-on Offering after the termination of the Initial Offering on October 1, 2010. As of March 31, 2011, the Company had issued approximately 62.6 million shares of its common stock in the Follow-on Offering, including approximately 57.8 million shares issued in the primary offering and approximately 4.8 million shares issued pursuant to the Company’s DRIP. The Company had aggregate gross proceeds from the Offerings of $2.8 billion (including shares issued pursuant to the Company’s DRIP) as of March 31, 2011, before share redemptions of $19.6 million and offering costs, selling commissions, and dealer management fees of $269.5 million.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation and Basis of Presentation

The condensed consolidated unaudited financial statements of the Company have been prepared in accordance with the rules and regulations of the SEC, including the instructions to Form 10-Q and Article 10 of Regulation S-X, and do not include all of the information and footnotes required by GAAP for complete financial statements.  In the opinion of management, the statements for the interim periods presented include all adjustments, which are of a normal and recurring nature, necessary to present a fair presentation of the results for such periods.  Results for these interim periods are not necessarily indicative of full year results.  The information included in our Quarterly Report on Form 10-Q for the period ended March 31, 2011 should be read in conjunction with the Company’s audited consolidated financial statements as of and for the year ended December 31, 2010, and related notes thereto set forth in the Company’s Annual Report on Form 10-K.

COLE CREDIT PROPERTY TRUST III, INC.
NOTES TO CONDENSED CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS – (Continued)
March 31, 2011

The Company evaluates the need to consolidate joint ventures based on standards set forth in the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810, Consolidation (“ASC 810”).   In determining whether the Company has a controlling interest in a joint venture and the requirement to consolidate the accounts of that entity, management considers factors such as ownership interest, authority to make decisions and contractual and substantive participating rights of the partners/members as well as whether the entity is a variable interest entity for which the Company is the primary beneficiary. As of March 31, 2011, the Company consolidated the accounts of two joint ventures (the “Consolidated Joint Ventures”).

The condensed consolidated unaudited financial statements include the accounts of the Company, its wholly-owned subsidiaries and the Consolidated Joint Ventures, in which the Company has controlling financial interests. The portion of the Consolidated Joint Ventures not owned by the Company is presented as noncontrolling interests as of and during the period consolidated. All intercompany accounts and transactions have been eliminated in consolidation.

Investment in and Valuation of Real Estate and Related Assets

Real estate assets are stated at cost, less accumulated depreciation and amortization.  Amounts capitalized to real estate assets consist of construction and any tenant improvements, major improvements and betterments that extend the useful life of the related asset and leasing costs.  All repairs and maintenance are expensed as incurred.

Assets, other than land, are depreciated or amortized on a straight-line basis. The estimated useful lives of our assets by class are generally as follows:

Building	40 years
Tenant improvements	Lesser of useful life or lease term
Intangible lease assets	Lesser of useful life or lease term

The Company continually monitors events and changes in circumstances that could indicate that the carrying amounts of its real estate and related intangible assets may not be recoverable. Impairment indicators that the Company considers include, but are not limited to, bankruptcy or other credit concerns of a property’s major tenant, such as a history of late payments, rental concessions and other factors, a significant decrease in a property’s revenues due to lease terminations, vacancies, co-tenancy clauses, reduced lease rates or other circumstances. When indicators of potential impairment are present, the Company assesses the recoverability of the assets by determining whether the carrying value of the assets will be recovered through the undiscounted operating cash flows expected from the use of the assets and their eventual disposition. In the event that such expected undiscounted operating cash flows do not exceed the carrying value, the Company will adjust the real estate and related intangible assets and liabilities to their fair value and recognize an impairment loss. No impairment losses or related write-offs were recorded during the three months ended March 31, 2011 and 2010.

Projections of expected future cash flows require the Company to use estimates such as future market rental income amounts subsequent to the expiration of current lease agreements, property operating expenses, terminal capitalization and discount rates, the number of months it takes to re-lease the property, required tenant improvements and the number of years the property will be held for investment.  The use of alternative assumptions in the future cash flow analysis could result in a different assessment of the property’s future cash flow and a different conclusion regarding the existence of an impairment, the extent of such loss, if any, as well as the carrying value of the real estate and related intangible assets.

When a real estate asset is identified as held for sale, the Company will cease depreciation of the asset and estimate the sales price, net of selling costs.  If, in the Company’s opinion, the net sales price of the asset is less than the net book value of the asset, an adjustment to the carrying value would be recorded to reflect the estimated fair value of the property, net of selling costs. There were no assets identified as held for sale as of March 31, 2011 or December 31, 2010.

COLE CREDIT PROPERTY TRUST III, INC.
NOTES TO CONDENSED CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS – (Continued)
March 31, 2011

Allocation of Purchase Price of Real Estate and Related Assets

Upon the acquisition of real properties, the Company allocates the purchase price of such properties to acquired tangible assets, consisting of land, buildings and improvements, and identified intangible assets and liabilities, consisting of the value of above market and below market leases and the value of in-place leases, based in each case on their fair values.  Acquisition related expenses are expensed as incurred.  The Company utilizes independent appraisals to assist in the determination of the fair values of the tangible assets of an acquired property (which includes land and building).  The Company obtains an independent appraisal for each real property acquisition.  The information in the appraisal, along with any additional information available to the Company’s management, is used by its management in estimating the amount of the purchase price that is allocated to land.  Other information in the appraisal, such as building value and market rents, may be used by the Company’s management in estimating the allocation of purchase price to the building and to intangible lease assets and liabilities.  The appraisal firm has no involvement in management’s allocation decisions other than providing this market information.

The fair values of above market and below market in-place lease values are recorded based on the present value (using an interest rate which reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) an estimate of fair market lease rates for the corresponding in-place leases, which is generally obtained from independent appraisals, measured over a period equal to the remaining non-cancelable term of the lease including any bargain renewal periods, with respect to a below market lease.  The above market and below market lease values are capitalized as intangible lease assets or liabilities.  Above market lease values are amortized as an adjustment of rental income over the remaining terms of the respective leases.  Below market leases are amortized as an adjustment of rental income over the remaining terms of the respective leases, including any bargain renewal periods. If a lease were to be terminated prior to its stated expiration, all unamortized amounts of above market and below market in-place lease values relating to that lease would be recorded as an adjustment to rental income.

The fair values of in-place leases include direct costs associated with obtaining a new tenant and opportunity costs associated with lost rentals which are avoided by acquiring an in-place lease.  Direct costs associated with obtaining a new tenant include commissions and other direct costs and are estimated in part by utilizing information obtained from independent appraisals and management’s consideration of current market costs to execute a similar lease.  The value of opportunity costs is calculated using the contractual amounts to be paid pursuant to the in-place leases over a market absorption period for a similar lease.  These intangibles are capitalized as intangible lease assets and are amortized to expense over the remaining term of the respective leases.  If a lease were to be terminated prior to its stated expiration, all unamortized amounts of in-place lease assets relating to that lease would be expensed.

The determination of the fair values of the assets and liabilities acquired requires the use of significant assumptions with regard to the current market rental rates, rental growth rates, capitalization and discount rates, interest rates and other variables.  The use of alternative estimates would result in a different assessment of the Company’s purchase price allocations, which could impact the amount of its reported net income (loss).

The Company estimates the fair value of assumed mortgage notes payable based upon indications of current market pricing for similar types of debt with similar maturities.  Assumed mortgage notes payable are initially recorded at their estimated fair value as of the assumption date, and the difference between such estimated fair value and the mortgage note’s outstanding principal balance is amortized to interest expense over the term of the mortgage note payable.

Restricted Cash and Escrows

Included in restricted cash was $534,000 and $2.1 million held by lenders in a lockbox account, as of March 31, 2011 and December 31, 2010, respectively. As part of certain debt agreements, rents from certain encumbered properties are deposited directly into a lockbox account, from which the monthly debt service payment is disbursed to the lender and the excess is disbursed to the Company. Also included in restricted cash was $9.7 million and $9.6 million as of March 31, 2011 and December 31, 2010, respectively, held by lenders in escrow accounts for tenant and capital improvements, leasing commissions, repairs and maintenance and other lender reserves for certain properties, in accordance with the respective lender’s loan agreement. In addition, the Company had escrowed investor proceeds for which shares of common stock had not been issued of $1.3 million and $448,000 in restricted cash as of March 31, 2011 and December 31, 2010, respectively.

COLE CREDIT PROPERTY TRUST III, INC.
NOTES TO CONDENSED CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS – (Continued)
March 31, 2011

Investment in Unconsolidated Joint Venture

Investment in unconsolidated joint venture as of March 31, 2011 consists of the Company’s interest in a joint venture that owns six multi-tenant properties (the “Unconsolidated Joint Venture”).  Consolidation of this investment is not required as the entity does not qualify as a variable interest entity and does not meet the control requirements for consolidation, as defined in ASC 810. Both the Company and the joint venture partner must approve significant decisions about the entity’s activities.  As of March 31, 2011, the Unconsolidated Joint Venture held total assets of $47.6 million and a non-recourse mortgage note payable of $25.7 million.

The Company accounts for the Unconsolidated Joint Venture using the equity method of accounting per guidance established under ASC 323, Investments – Equity Method and Joint Ventures (“ASC 323”).  The equity method of accounting requires this investment to be initially recorded at cost and subsequently adjusted for the Company’s share of equity in the joint venture’s earnings and distributions.  The Company evaluates the carrying amount of the investment for impairment in accordance with ASC 323.  The Unconsolidated Joint Venture is reviewed for potential impairment if the carrying amount of the investment exceeds its fair value. An impairment charge is recorded when an impairment is deemed to be other-than-temporary. To determine whether impairment is other-than-temporary, the Company considers whether it has the ability and intent to hold the investment until the carrying value is fully recovered. The evaluation of an investment in a joint venture for potential impairment can require our management to exercise significant judgments.  No impairment losses were recorded related to the Unconsolidated Joint Venture for the three months ended March 31, 2011.  During the three months ended March 31, 2010, the Company did not have any interests in joint ventures.

Concentration of Credit Risk

As of March 31, 2011, the Company had cash on deposit, including restricted cash, in eight financial institutions, six of which had deposits in excess of current federally insured levels totaling $107.0 million; however the Company has not experienced any losses in such accounts. The Company limits investment of cash investments to financial institutions with high credit standing; therefore, the Company believes it is not exposed to any significant credit risk on cash.

As of March 31, 2011, no single tenant accounted for greater than 10% of the Company’s 2011 gross annualized rental revenues.  As of March 31, 2011, tenants in the drugstore industry comprised 14% of 2011 gross annualized rental revenues and tenants in the grocery and specialty retail industries each comprised 12% of 2011 gross annualized rental revenues.  Additionally, the Company has certain geographic concentrations in our property holdings.  In particular, as of March 31, 2011, 98 of the Company’s properties were located in Texas, accounting for 22% of 2011 gross annualized rental revenues.

Redeemable Common Stock

The Company’s share redemption program provides that the Company will not redeem in excess of 5% of the weighted average number of shares outstanding during the trailing twelve-month period prior to the redemption date (the “Trailing Twelve-month Cap”); provided, however, that while shares subject to a redemption requested upon the death of a stockholder will be included in calculating the maximum number of shares that may be redeemed, such shares will not be subject to the Trailing Twelve-month Cap. In addition, all redemptions, including those upon death or qualifying disability, are limited to those that can be funded with cumulative net proceeds from the Company’s DRIP. As of March 31, 2011 and December 31, 2010, the Company had issued approximately 10.7 million and approximately 8.2 million shares of common stock under the Company’s DRIP, respectively, for cumulative proceeds of $101.3 million and $77.8 million, respectively, which are recorded as redeemable common stock, net of redemptions, in the respective condensed consolidated unaudited balance sheets. As of March 31, 2011 and December 31, 2010, the Company had redeemed approximately 2.0 million and approximately 1.2 million shares of common stock, respectively, for an aggregate price of $19.6 million and $11.9 million, respectively.

In addition to the caps discussed above, the redemptions are limited quarterly to 1.25% of the weighted average number of shares outstanding during the trailing twelve-month period. In addition, the funding for redemptions each quarter generally will be limited to the net proceeds the Company receives from the sale of shares in the respective quarter under the Company’s DRIP.  The amended share redemption program further provides that while shares subject to a redemption requested upon the death of a stockholder will be included in calculating the maximum number of shares that may be redeemed, such shares will not be subject to the quarterly caps. The Company’s board of directors may waive these quarterly caps in its sole discretion, subject to the Trailing Twelve-month Cap.

NOTE 3 — FAIR VALUE MEASUREMENTS

ASC 820 defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements. ASC 820 emphasizes that fair value is intended to be a market-based measurement, as opposed to a transaction-specific measurement.

COLE CREDIT PROPERTY TRUST III, INC.
NOTES TO CONDENSED CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS – (Continued)
March 31, 2011

Fair value is defined by ASC 820 as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Depending on the nature of the asset or liability, various techniques and assumptions can be used to estimate the fair value. Assets and liabilities are measured using inputs from three levels of the fair value hierarchy, as follows:

Level 1 – Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. An active market is defined as a market in which transactions for the assets or liabilities occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 – Inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active (markets with few transactions), inputs other than quoted prices that are observable for the asset or liability (i.e., interest rates, yield curves, etc.), and inputs that are derived principally from or corroborated by observable market data correlation or other means (market corroborated inputs).

Level 3 – Unobservable inputs, only used to the extent that observable inputs are not available, reflect the Company’s assumptions about the pricing of an asset or liability.

The following describes the methods the Company uses to estimate the fair value of the Company’s financial assets and liabilities:

Cash and cash equivalents, restricted cash, rents and tenant receivables, prepaid expenses and mortgage loan deposits and accounts payable and accrued expenses – The Company considers the carrying values of these financial instruments, assets and liabilities to approximate fair value because of the short period of time between origination of the instruments and their expected realization.

Mortgage notes receivable – The fair value is estimated by discounting the expected cash flows on the notes at current rates at which management believes similar loans would be made. The estimated fair value of these notes was $65.6 million and $64.0 million as of March 31, 2011 and December 31, 2010, respectively, as compared to the carrying values of $64.2 million and $63.9 million as of March 31, 2011 and December 31, 2010, respectively.

Notes payable and credit facilities – The fair value is estimated using a discounted cash flow technique based on estimated borrowing rates available to the Company as of March 31, 2011 and December 31, 2010. The estimated fair value of the notes payable and credit facilities was $1.1 billion and $1.0 billion as of March 31, 2011 and December 31, 2010, respectively, as compared to the carrying value of $1.1 billion as of both March 31, 2011 and December 31, 2010.

Derivative Instruments – The Company’s derivative instruments represent interest rate swaps. All derivative instruments are carried at fair value and are valued using Level 2 inputs. The fair value of these instruments is determined using interest rate market pricing models. The Company includes the impact of credit valuation adjustments on derivative instruments measured at fair value.

Considerable judgment is necessary to develop estimated fair values of financial instruments. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize, or be liable for, on disposition of the financial instruments.

In accordance with the fair value hierarchy described above, the following table shows the fair value of the Company’s financial assets and liabilities that are required to be measured at fair value on a recurring basis as of March 31, 2011 and December 31, 2010 (in thousands):

		Quoted Prices in		Significant
		Active Markets for	Significant Other	Unobservable
	Balance as of	Identical Assets	Observable Inputs	Inputs
	March 31, 2011	(Level 1)	(Level 2)	(Level 3)
Assets:
Interest rate swap	$297	$—	$297	$—
Liabilities:
Interest rate swaps	$(5,324)	$—	$(5,324)	$—

COLE CREDIT PROPERTY TRUST III, INC.
NOTES TO CONDENSED CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS – (Continued)
March 31, 2011

		Quoted Prices in		Significant
		Active Markets for	Significant Other	Unobservable
	Balance as of	Identical Assets	Observable Inputs	Inputs
	December 31, 2010	(Level 1)	(Level 2)	(Level 3)
Assets:
Interest rate swap	$141	$—	$141	$—
Liabilities:
Interest rate swaps	$(7,329)	$—	$(7,329)	$—

NOTE 4 — REAL ESTATE ACQUISITIONS

2011 Property Acquisitions

During the three months ended March 31, 2011, the Company acquired a 100% interest in 23 commercial properties for an aggregate purchase price of $329.9 million (the “2011 Acquisitions”).  The Company purchased the 2011 Acquisitions with net proceeds from the Offerings and through the issuance of mortgage notes. The Company allocated the purchase price of these properties to the fair value of the assets acquired and liabilities assumed.  The following table summarizes the purchase price allocation (in thousands):

March 31, 2011
Land	$67,997
Building and improvements	224,853
Acquired in-place leases	25,079
Acquired above-market leases	14,482
Acquired below-market leases	(2,500)
Total purchase price	$329,911

The Company recorded revenue of $2.1 million and a net loss of $6.9 million for the three months ended March 31, 2011 related to the 2011 Acquisitions. In addition, the Company expensed $8.6 million of acquisition costs for the three months ended March 31, 2011.

The following information summarizes selected financial information of the Company, as if all of the 2011 Acquisitions were completed on January 1, 2010 for each period presented below.  The table below presents the Company’s estimated revenue and net income (loss), on a pro forma basis, for the three months ended March 31, 2011 and 2010 (in thousands):

	March 31, 2011	March 31, 2010
Pro forma basis:
Revenue	$75,846	$24,307
Net income (loss) attributable to the Company	$27,478	$(3,685)

The unaudited pro forma information is presented for informational purposes only and may not be indicative of what actual results of operations would have been had the transactions occurred at the beginning of each year, nor does it purport to represent the results of future operations.

COLE CREDIT PROPERTY TRUST III, INC.
NOTES TO CONDENSED CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS – (Continued)
March 31, 2011

2010 Property Acquisitions

During the three months ended March 31, 2010, the Company acquired a 100% interest in 57 commercial properties, for an aggregate purchase price of $259.9 million (the “2010 Acquisitions”). The Company purchased the 2010 Acquisitions with net proceeds of the Initial Offering and through the issuance of mortgage notes. The Company allocated the purchase price of these properties to the fair value of the assets acquired and liabilities assumed.  The following table summarizes the purchase price allocation (in thousands):

March 31, 2010
Land	$57,901
Building and improvements	172,937
Acquired in-place leases	31,683
Acquired above-market leases	3,224
Acquired below-market leases	(5,880)
Total purchase price	$259,865

The Company recorded revenue of $3.2 million and net loss of $4.5 million for the three months ended March 31, 2010 related to the 2010 Acquisitions. In addition, the Company expensed $6.8 million of acquisition costs for the three months ended March 31, 2010.

NOTE 5 — INVESTMENT IN MORTGAGE NOTES RECEIVABLE

As of March 31, 2011, the Company owned two mortgage notes receivable, each of which is secured by an office building.  As of March 31, 2011, the mortgage notes balance of $64.2 million consisted of the face amount of the mortgage notes of $74.0 million, a $12.0 million discount, $1.3 million of acquisition costs and net accumulated accretion of discounts and amortization of acquisition costs of $887,000.  As of December 31, 2010, the mortgage notes balance of $63.9 million consisted of the face amount of the mortgage notes of $74.0 million, a $12.0 million discount, $1.3 million of acquisition costs and net accumulated accretion of discounts and amortization of acquisition costs of $642,000.  The discount is accreted and acquisition costs are amortized over the terms of each respective mortgage note using the effective interest rate method. The mortgage notes have a fixed interest rate of 5.93% per annum and mature on October 1, 2018.  Interest only payments are due each month until September 1, 2011, and interest and principal payments are due each month from October 1, 2011 until October 1, 2018.  There were no amounts past due as of March 31, 2011.

The Company evaluates the collectability of both interest and principal on each mortgage note receivable to determine whether it is collectible, primarily through the evaluation of credit quality indicators, such as underlying collateral and payment history.  No impairment losses or allowances were recorded related to mortgage notes receivable for the three months ended March 31, 2011.  During the three months ended March 31, 2010, the Company did not own any mortgage notes receivable.

NOTE 6 — DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

In the normal course of business, the Company uses certain types of derivative instruments for the purpose of managing or hedging its interest rate risks. The following table summarizes the notional amount and fair value of the Company’s derivative instruments (in thousands):

COLE CREDIT PROPERTY TRUST III, INC.
NOTES TO CONDENSED CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS – (Continued)
March 31, 2011

						Fair Value of Asset (Liability)
	Balance Sheet	Notional	Interest	Effective	Maturity	March 31,	December 31,
	Location	Amount	Rate	Date	Date	2011	2010

Derivatives designated as hedging instruments

	Deferred rent, derivative
Interest Rate Swaps (1)	and other liabilities	$19,500	5.95%	9/8/2009	8/29/2012	$(437)	$(505)
	Deferred rent, derivative
Interest Rate Swap	and other liabilities	17,500	5.75%	12/18/2009	1/1/2017	(498)	(716)
	Deferred rent, derivative
Interest Rate Swap	and other liabilities	156,000	3.99%	7/30/2010	8/5/2015	(2,920)	(4,155)
	Prepaid expenses and other
Interest Rate Swap	assets	15,000	4.31%	7/30/2010	7/15/2017	297	141
	Deferred rent, derivative
Interest Rate Swap	and other liabilities	105,000	4.72%	8/25/2010	9/5/2015	(653)	(1,440)
	Deferred rent, derivative
Interest Rate Swaps (2)	and other liabilities	23,200	6.83%	12/16/2010	7/6/2016	(297)	(513)
	Deferred rent, derivative
Interest Rate Swap	and other liabilities	7,800	5.73%	3/4/2011	4/1/2021	(193)	—
	Deferred rent, derivative
Interest Rate Swaps (3)	and other liabilities	30,000	6.06%	3/30/2011	3/30/2016	(326)	—
		$374,000				$(5,027)	$(7,188)

(1) On September 8, 2009, the Company executed 15 swap agreements with identical terms and with an aggregate notional amount
	of $20.0 million.
(2) On December 16, 2010, the Company executed 17 swap agreements with identical terms and with an aggregate notional amount
	of $23.2 million.
(3) On March 30, 2011, the Company executed 23 swap agreements with identical terms and with an aggregate notional amount
	of $30.0 million.

Additional disclosures related to the fair value of the Company’s derivative instruments are included in Note 3 above. The notional amount under the agreements is an indication of the extent of the Company’s involvement in each instrument at the time, but does not represent exposure to credit, interest rate or market risks.

Accounting for changes in the fair value of a derivative instrument depends on the intended use and designation of the derivative instrument.  The Company designated the interest rate swaps as cash flow hedges, to hedge the variability of the anticipated cash flows on its variable rate notes payable.  The change in fair value of the effective portion of the derivative instrument that is designated as a hedge is recorded as other comprehensive income or loss.

COLE CREDIT PROPERTY TRUST III, INC.
NOTES TO CONDENSED CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS – (Continued)
March 31, 2011

The following table summarizes the gains and losses on the Company’s derivative instruments and hedging activities (in thousands):

	Amount of Income (Loss) Recognized in
	Other Comprehensive Income (Loss) on Derivatives
	Three Months Ended March 31,
Derivatives in Cash Flow Hedging Relationships	2011	2010
Interest Rate Swaps (1)	$2,161	$(334)

(1) There were no portions of the change in the fair value of the interest rate swap agreements that were considered ineffective during the three months ended March 31, 2011 and 2010. No previously effective portion of gains or losses that were recorded in accumulated other comprehensive loss during the term of the hedging relationship was reclassified into earnings during the three months ended March 31, 2011 and 2010.

The Company has agreements with each of its derivative counterparties that contain a provision whereby if the Company defaults on certain of its unsecured indebtedness, then the Company could also be declared in default on its derivative obligations resulting in an acceleration of payment.

In addition, the Company is exposed to credit risk in the event of non-performance by its derivative counterparties. The Company believes it mitigates its credit risk by entering into agreements with credit-worthy counterparties. The Company records credit risk valuation adjustments on its interest rate swaps based on the respective credit quality of the Company and the counterparty.  As of March 31, 2011 and December 31, 2010, respectively, there were no termination events or events of default related to the interest rate swaps.

NOTE 7 — NOTES PAYABLE AND CREDIT FACILITIES

As of March 31, 2011, the Company and Consolidated Joint Ventures had $1.1 billion of debt outstanding, consisting of $1.1 billion with fixed interest rates (the “Fixed Rate Debt”), which includes $374.0 million of variable rate debt swapped to fixed rates, and $16.9 million of variable rate debt (the “Variable Rate Debt”). The aggregate balance of gross real estate assets, net of gross intangible lease liabilities, securing the total debt outstanding was $2.5 billion as of March 31, 2011.

The Fixed Rate Debt has a weighted average interest rate of 5.29%, with interest rates ranging from 3.99% to 6.83% per annum.  The Variable Rate Debt has variable interest rates ranging from LIBOR plus 275 basis points to 350 basis points per annum, with certain debt containing LIBOR rate floors. The debt outstanding matures on various dates from May 2011 through April 2021, with a weighted average years to maturity of 6.8 years. Each of the mortgage notes payable is secured by the respective properties on which the debt was placed.

During the three months ended March 31, 2011, the Company entered into mortgage notes payable totaling $122.4 million, with fixed interest rates, which includes $37.8 million of variable rate debt swapped to fixed rates, ranging from 4.50% to 6.06% per annum through the maturity dates, ranging from March 2016 to April 2021.  In addition, the Company entered into variable rate debt of $12.5 million with a variable interest rate of LIBOR plus 275 basis points per annum, maturing in March 2016.  During the three months ended March 31, 2011, $1.0 million was drawn on a consolidated joint venture’s variable construction loan facility, and a consolidated joint venture incurred fixed rate debt of $13.5 million with a fixed interest rate of 5.17% per annum, maturing in March 2016.

As of March 31, 2011, the Company had $124.7 million available under two credit facilities (the “Credit Facilities”) based on the respective underlying collateral pools and no amounts outstanding under the Credit Facilities. During the three months ended March 31, 2011, the Company repaid $70.0 million under the Credit Facilities and increased the borrowing base of one of the Credit Facilities by $28.2 million, The aggregate balance of  gross real estate assets, net of gross intangible lease liabilities, securing the Credit Facilities was $256.4 million as of March 31, 2011.

The Credit Facilities and certain loan agreements contain customary affirmative, negative and financial covenants, including requirements for minimum net worth, debt service coverage ratios and leverage ratios.  The Company believes it was in compliance with the covenants of the Credit Facilities and such mortgage notes payable as of March 31, 2011.

COLE CREDIT PROPERTY TRUST III, INC.
NOTES TO CONDENSED CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS – (Continued)
March 31, 2011

NOTE 8 — SUPPLEMENTAL CASH FLOW DISCLOSURES

Supplemental cash flow disclosures for the three months ended March 31, 2011 and 2010 are as follows (in thousands):

	Three Months Ended March 31,
	2011	2010
Supplemental Disclosures of Non-Cash Investing and Financing Activities:
Distributions declared and unpaid	$15,053	$7,216
Accrued capital expenditures	$19	$—
Common stock issued through distribution reinvestment plan	$23,453	$9,974
Net unrealized gain (loss) on interest rate swaps	$2,161	$(334)
Accrued other offering costs	$1,120	$419
Supplemental Cash Flow Disclosures:
Interest paid	$12,821	$1,921

NOTE 9 — COMMITMENTS AND CONTINGENCIES

Litigation

In the ordinary course of business, the Company may become subject to litigation or claims. The Company is not aware of any material pending legal proceedings of which the outcome is reasonably likely to have a material adverse effect on its results of operations or financial condition and liquidity.

Purchase Commitments

During the three months ended March 31, 2011, the Company entered into agreements of purchase and sale, with unaffiliated third-party sellers, to purchase a 100% interest in 30 retail properties, subject to meeting certain criteria, for an aggregate purchase price of $134.5 million, exclusive of closing costs.  As of March 31, 2011, the Company had $2.8 million of property escrow deposits held by escrow agents in connection with these future property acquisitions, of which $623,000 will be forfeited if the transactions are not completed. As of May 10, 2011, the Company had purchased 26 of these properties for $121.9 million, exclusive of closing costs, and no escrow deposits were forfeited.

In addition, as of March 31, 2011, the Company was obligated to purchase a single tenant retail property from a consolidated joint venture, upon certain criteria being met, for a purchase price of $5.9 million. Subsequent to March 31, 2011, the criteria was met and the Company completed the purchase of the property.

Environmental Matters

In connection with the ownership and operation of real estate, the Company potentially may be liable for costs and damages related to environmental matters. The Company owns certain properties that are subject to environmental remediation. In each case, the seller of the property, the tenant of the property and/or another third party has been identified as the responsible party for environmental remediation costs related to the property. Additionally, in connection with the purchase of certain of the properties, the respective sellers and/or tenants have indemnified the Company against future remediation costs. The Company also carries environmental liability insurance on our properties which provides limited coverage for remediation liability and pollution liability for third-party bodily injury and property damage claims. The Company does not believe that the environmental matters identified at such properties will have a material adverse effect on its condensed consolidated unaudited financial statements, nor is it aware of any environmental matters at other properties which it believes will have a material adverse effect on its condensed consolidated unaudited financial statements.

COLE CREDIT PROPERTY TRUST III, INC.
NOTES TO CONDENSED CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS – (Continued)
March 31, 2011

NOTE 10 — RELATED-PARTY TRANSACTIONS AND ARRANGEMENTS

The Company has incurred, and will continue to incur, commissions, fees and expenses payable to its advisor and certain affiliates in connection with the Offerings and the acquisition, management and sale of the assets of the Company.

Offerings

In connection with the Offerings, Cole Capital Corporation (“Cole Capital”), the Company’s affiliated dealer manager, received and expects to continue to receive, a selling commission of up to 7.0% of gross offering proceeds, before reallowance of commissions earned by participating broker-dealers. Cole Capital intends to reallow 100% of selling commissions earned to participating broker-dealers. In addition, Cole Capital received, and will continue to receive, 2.0% of gross offering proceeds, before reallowance to participating broker-dealers, as a dealer manager fee in connection with the Offerings. Cole Capital, in its sole discretion, may reallow all or a portion of its dealer manager fee to such participating broker-dealers as a marketing and due diligence expense reimbursement, based on factors such as the volume of shares sold by such participating broker-dealers and the amount of marketing support provided by such participating broker-dealers. No selling commissions or dealer manager fees are paid to Cole Capital or other broker-dealers with respect to shares sold under the Company’s DRIP.

All other organization and offering expenses associated with the sale of the Company’s common stock (excluding selling commissions and the dealer manager fee) are paid for by CR III Advisors or its affiliates and are reimbursed by the Company up to 1.5% of aggregate gross offering proceeds. A portion of the other organization and offering expenses may be underwriting compensation. As of March 31, 2011, CR III Advisors had paid organization and offering costs of $3.0 million in connection with the Follow-on Offering. These costs were not included in the financial statements of the Company because such costs were not a liability of the Company as they exceeded 1.5% of gross proceeds from the Follow-on Offering.

The Company recorded commissions, fees and expense reimbursements as shown in the table below for services provided by CR III Advisors and its affiliates related to the services described above during the periods indicated (in thousands).

	Three Months Ended March 31,
	2011	2010
Offering:
Selling commissions	$19,399	$22,823
Selling commissions reallowed by Cole Capital	$19,399	$22,823
Dealer manager fee	$5,640	$6,685
Dealer manager fee reallowed by Cole Capital	$2,875	$3,328
Other organization and offering expenses	$4,245	$3,241

Acquisitions and Operations

CR III Advisors or its affiliates also receive acquisition and advisory fees of up to 2.0% of the contract purchase price of each asset for the acquisition, development or construction of properties and will be reimbursed for acquisition expenses incurred in the process of acquiring properties, so long as the total acquisition fees and expenses relating to the transaction does not exceed 6.0% of the contract purchase price. The Company expects acquisition expenses to be 0.5% of the purchase price of each property.

The Company paid, and expects to continue to pay, CR III Advisors a monthly asset management fee of 0.0417%, which is one-twelfth of 0.5%, of the Company’s average invested assets for that month (the “Asset Management Fee”). The Company will reimburse costs and expenses incurred by Cole Realty Advisors in providing asset management services.

The Company paid, and expects to continue to pay, Cole Realty Advisors, Inc. (“Cole Realty Advisors”), its affiliated property manager, fees for the management and leasing of the Company’s properties. Property management fees are up to 2.0% of gross revenue for single-tenant properties and 4.0% of gross revenue for multi-tenant properties and leasing commissions will be at prevailing market rates; provided however, that the aggregate of all property management and leasing fees paid to affiliates plus all payments to third parties will not exceed the amount that other nonaffiliated management and leasing companies generally charge for similar services in the same geographic location. Cole Realty Advisors may subcontract its duties for a fee that may be less than the fee provided for in the property management agreement. The Company reimburses Cole Realty Advisors’ costs of managing and leasing the properties.

COLE CREDIT PROPERTY TRUST III, INC.
NOTES TO CONDENSED CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS – (Continued)
March 31, 2011

The Company reimburses CR III Advisors for all expenses it paid or incurred in connection with the services provided to the Company, subject to the limitation that the Company will not reimburse CR III Advisors for any amount by which its operating expenses (including the Asset Management Fee) at the end of the four preceding fiscal quarters exceeds the greater of (i) 2% of average invested assets, or (ii) 25% of net income other than any additions to reserves for depreciation, bad debts or other similar non-cash reserves and excluding any gain from the sale of assets for that period, unless the Company’s independent directors find that a higher level of expense is justified for that year based on unusual and non-recurring factors. The Company will not reimburse CR III Advisors for personnel costs in connection with services for which CR III Advisors receives acquisition fees and real estate commissions.

If CR III Advisors, or its affiliates, provides substantial services, as determined by the independent directors, in connection with the origination or refinancing of any debt financing obtained by the Company that is used to acquire properties or to make other permitted investments, or that is assumed, directly or indirectly, in connection with the acquisition of properties, the Company will pay CR III Advisors or its affiliates a financing coordination fee equal to 1% of the amount available and/or outstanding under such financing; provided however, that CR III Advisors or its affiliates shall not be entitled to a financing coordination fee in connection with the refinancing of any loan secured by any particular property that was previously subject to a refinancing in which CR III Advisors or its affiliates received such a fee. Financing coordination fees payable from loan proceeds from permanent financing will be paid to CR III Advisors or its affiliates as the Company acquires and/or assumes such permanent financing. With respect to any revolving line of credit, no financing coordination fees will be paid on loan proceeds from any line of credit unless all net offering proceeds received as of the date proceeds from the line of credit are drawn for the purpose of acquiring properties have been invested. In addition, with respect to any revolving line of credit, CR III Advisors or its affiliates will receive financing coordination fees only in connection with amounts being drawn for the first time and not upon any re-drawing of amounts that had been repaid by the Company.

The Company recorded fees and expense reimbursements as shown in the table below for services provided by CR III Advisors and its affiliates related to the services described above during the periods indicated (in thousands).

	Three Months Ended March 31,
	2011	2010
Acquisitions and Operations:
Acquisition fees and expenses	$7,042	$5,476
Asset management fees and expenses	$4,028	$1,089
Property management and leasing fees and expenses	$1,949	$555
Operating expenses	$563	$536
Financing coordination fees	$1,481	$343

Liquidation/Listing

If CR III Advisors or its affiliates provides a substantial amount of services, as determined by the Company’s independent directors, in connection with the sale of one or more properties, the Company will pay CR III Advisors or its affiliates up to one-half of the brokerage commission paid, but in no event to exceed an amount equal to 3% of the sales price of each property sold. In no event will the combined real estate commission paid to CR III Advisors, its affiliates and unaffiliated third parties exceed 6% of the contract sales price. In addition, after investors have received a return of their net capital contributions and an 8% cumulative, non-compounded annual return, then CR III Advisors is entitled to receive 15% of the remaining net sale proceeds.

Upon listing of the Company’s common stock on a national securities exchange, a fee equal to 15% of the amount by which the market value of the Company’s outstanding stock plus all distributions paid by the Company prior to listing, exceeds the sum of the total amount of capital raised from investors and the amount of cash flow necessary to generate an 8% cumulative, non-compounded annual return to investors will be paid to CR III Advisors (the “Subordinated Incentive Listing Fee”).

COLE CREDIT PROPERTY TRUST III, INC.
NOTES TO CONDENSED CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS – (Continued)
March 31, 2011

Upon termination of the advisory agreement with CR III Advisors, other than termination by the Company because of a material breach of the advisory agreement by CR III Advisors, a performance fee of 15% of the amount, if any, by which the appraised asset value at the time of such termination plus total distributions paid to stockholders through the termination date exceeds the aggregate capital contribution contributed by investors less distributions from sale proceeds plus payment to investors of an 8% annual, cumulative, non-compounded return on capital. No subordinated performance fee will be paid to the extent that the Company has already paid or become obligated to pay CR III Advisors a subordinated participation in net sale proceeds or the Subordinated Incentive Listing Fee.

During the three months ended March 31, 2011, and 2010, no commissions or fees were incurred for services provided by CR III Advisors and its affiliates related to the services described above.

Other

As of March 31, 2011 and December 31, 2010, $1.7 million and $804,000, respectively, had been incurred primarily for other organization and offering, operating and acquisition expenses, by CR III Advisors and its affiliates, but had not yet been reimbursed by the Company and were included in due to affiliates on the condensed consolidated unaudited financial statements.

NOTE 11 — ECONOMIC DEPENDENCY

Under various agreements, the Company has engaged or will engage CR III Advisors and its affiliates to provide certain services that are essential to the Company, including asset management services, supervision of the management and leasing of properties owned by the Company, asset acquisition and disposition decisions, the sale of shares of the Company’s common stock available for issue, as well as other administrative responsibilities for the Company including accounting services and investor relations. As a result of these relationships, the Company is dependent upon CR III Advisors and its affiliates. In the event that these companies are unable to provide the Company with these services, the Company would be required to find alternative providers of these services.

NOTE 12 – NEW ACCOUNTING PRONOUNCEMENT

In December 2010, FASB issued ASU 2010-29, Disclosure of Supplementary Pro Forma Information for Business Combinations, ("ASU 2010-29"), which clarifies the manner in which pro forma disclosures are calculated and provides additional disclosure requirements regarding material nonrecurring adjustments recorded as a result of a business combination. ASU 2010-20 was effective for the Company beginning on January 1, 2011. The adoption of ASU 2010-29 has not had a material impact on the Company’s consolidated financial statements.

NOTE 13 — SUBSEQUENT EVENTS

Status of the Offerings

As of May 10, 2011, the Company had received $747.8 million in gross offering proceeds through the issuance of approximately 75.2 million shares of its common stock in the Follow-on Offering (including shares issued pursuant to the Company’s DRIP).  As of May 10, 2011, approximately 180.5 million shares remained available for sale to the public in the Follow-on Offering, exclusive of shares available under the Company’s DRIP. Combined with the Initial Offering, the Company had received a total of $2.9 billion in gross offering proceeds as of May 10, 2011.

Subsequent to March 31, 2011, the Company redeemed approximately 1.2 million shares for $11.8 million.

COLE CREDIT PROPERTY TRUST III, INC.
NOTES TO CONDENSED CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS – (Continued)
March 31, 2011

Real Estate Acquisitions

Subsequent to March 31, 2011, the Company acquired a 100% interest in 38 commercial real estate properties for an aggregate purchase price of $182.4 million. The acquisitions were funded with net proceeds of the Offerings. The Company has not completed its initial purchase price allocations with respect to these properties and therefore cannot provide the disclosures included in Note 4 for these properties. Acquisition related expenses totaling $4.2 million were expensed as incurred. In addition, through a new joint venture arrangement (the “Marana Joint Venture”), the Company acquired an interest in a land parcel under development for a purchase price of $1.0 million.

Notes Payable and Credit Facilities

Subsequent to March 31, 2011, the Company incurred fixed rate debt totaling $173.5 million with fixed interest rates ranging from 5.53% to 5.92% per annum, and maturity dates in May 2021. The fixed rate loans are secured by 52 commercial properties with an aggregate purchase price of $306.2 million. In addition, the Company incurred variable rate debt of $79.0 million with a variable interest rate of LIBOR plus 300 basis points per annum, maturing in April 2016. The variable rate loan is secured by one commercial property with a purchase price of $170.0 million. Subsequent to March 31, 2011, no amounts had been drawn or repaid under the Credit Facilities. Also, one of the Consolidated Joint Ventures fully repaid the $4.4 million outstanding under the variable construction loan facility.

In addition, the Marana Joint Venture entered into a construction loan facility, which will be used to fund the development of a single tenant retail store and will be drawn upon as construction costs are incurred.  The aggregate commitment, if fully funded, will be $5.2 million. The construction loan facility has a variable interest rate of LIBOR plus 300 basis points, not to be less than 4.50%, and matures in October 2012. Subsequent to March 31, 2011, no amount had been drawn on the construction loan facility.